UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the matter of: Fidelity Commonwealth Trust Fidelity Distributors Corporation Fidelity Management & Research Company	X : : : X	File No. 812-13984

Fourth Amended Application for an Order (i) under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, (ii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and (iii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

All communications and orders to:
Scott C. Goebel, Esq. General Counsel Fidelity Management & Research Company 82 Devonshire Street, V10E Boston, Massachusetts 02109

With a copy to:
Stuart M. Strauss, Esq. Dechert LLP 1095 Avenue of the Americas New York, New York 10036

Page 1 of 104 sequentially numbered pages (including exhibits).
As filed with the U.S. Securities and Exchange Commission on January 4, 2013

I.	INTRODUCTION			5

	A.	Summary of Application		5

	B.	Comparability of Relief Sought to Prior Relief Granted by the Commission		7

II.	BACKGROUND			8

	A.	General		8

	B.	The Current Fund		11

	C.	The Adviser		12

	D.	The Distributor		12

	E.	Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent		13

	F.	Underlying Indexes and Licensing Arrangements		13

	G.	Special Considerations Applicable to Affiliated Index Funds		14

		1.	Overview	14

		2.	Potential Conflicts of Interest	16

		3.	Index Provider and Calculation Agent	18

		4.	Rules Based Process	19

			(a) Securities Selection	19

			(b) Component and Weighting Changes to Affiliated Indexes	20

			(c) Market Impact of Underlying Index Changes	22

		5.	Transparency of Affiliated Indexes	23

		6.	Use of Affiliated Indexes by Affiliated Index Funds	27

	H.	Capital Structure and Voting Rights: Book-Entry		27

	I.	Investment Objectives and Policies		28

		1.	General	28

		2.	Securities in Fund’s 20% Asset Basket Not Included in its Underlying Index	31

		3.	Depositary Receipts	32

		4.	Long/Short Funds	32

		5.	130/30 Funds	33

	J.	Exchange Listing		35

	K.	Sales of Shares		35

		1.	General	35

		2.	Purchase and Redemption of Creation Units	36

		3.	Transaction Fees	38

		4.	Section 12(d)(1) Disclosure	39

TABLE OF CONTENTS
(continued)

				Page

		5.	Purchase of Creation Units; General	40

		6.	Payment Requirements for Creation Units	40

		7.	Placement and Acceptance of Creation Unit Purchase Orders	41

		8.	Rejection of Creation Unit Purchase Orders	43

	L.	Pricing		44

	M.	Redemption		44

	N.	Dividend Reinvestment Service		46

	O.	Shareholder Transaction and Distribution Expenses		46

	P.	Shareholder Reports		47

	Q.	Availability of Information Regarding Shares and Underlying Indexes		47

	R.	Sales and Marketing Materials; Prospectus Disclosure		50

	S.	Procedure by Which Shares Will Reach Investors; Disclosure Documents		53

	T.	Master-Feeder Structure		55

		1.	In-Kind Transactions in a Master-Feeder Structure	55

		2.	No Senior Securities	56

III.	RELIEF REQUESTED RELATED TO THE ESTABLISHMENT AND OPERATION OF THE FUNDS AS ETFS AND PURCHASES AND SALES OF THEIR SHARES IN EXCESS OF THE LIMITS IMPOSED BY SECTION 12(D)(1) OF THE ACT.			56

	A.	Summary of this Application Relating to the Establishment and Operation of the Funds as ETFs		56

	B.	Summary of this Application with Respect to Section 12(d)(1) of the Act		59

	C.	Benefits of the Proposal		60

		1.	General	60

		2.	Intra-Day Trading	60

		3.	Maintaining a Competitive Position in the International Financial Community	60

		4.	Introducing Additional Competition into the U.S. ETF Market	61

	D.	The Trust and the Funds Do Not Raise Concerns		61

		1.	Structure and Operation of the Trust and the Funds Compared to Prior ETFs	61

			(a) Portfolio Transparency, “Front Running” and “Free Riding”	62

			(b) Arbitrage Mechanism	62

		2.	Investor Uses and Benefits of Products	63

		3.	Potential Conflicts of Interest Related to Affiliated Index Funds Similar to Those Involved in Prior Approvals	64

TABLE OF CONTENTS
(continued)

I.	INTRODUCTION

A.	Summary of Application

In this application (“Application”) Fidelity Commonwealth Trust (“Trust”),1 Fidelity Management & Research Company (“Adviser”),2 and Fidelity Distributors Corporation (“Distributor” and, together with the Trust and the Adviser, “Applicants”)3 apply for and request from the U.S. Securities and Exchange Commission (“Commission”) an order (i) under Section 6(c) of the Act, for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 thereunder, (ii) under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act and (iii) under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (referred to herein as the “Order”).4
The Order, if granted, would permit, among other things:

(a)	the series of the open-end investment company described herein (each a series of the Trust and individually referred to as a “Fund,” and collectively as “Funds”) to issue their shares
(“Shares”) in large aggregations only;

(b)	secondary market transactions in Shares to be effected at negotiated market prices rather than at net asset value (“NAV”) per Share on a national securities exchange as defined in
Section 2(a)(26) of the Act (“Exchange”), such as NYSE Arca, Inc. and NYSE Arca Marketplace, LLC (together, “NYSE Arca”), and The Nasdaq Stock Market, Inc. (“NASDAQ”);

1
As used herein, “Trust” shall also include any other open-end series management investment company registered with the Commission (as defined herein) and advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser that complies with the terms and conditions of this Application (any such entity is included in the term Adviser).

2
All references herein to the term “Fidelity Management & Research Company” include any successor to Fidelity Management & Research Company.  For purposes of the requested Order, a “successor” is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

3
All existing entities that intend to rely on the requested Order have been named as Applicants.  Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the Order.

4
Applicants received a prior order exempting them from most of the provisions of the Act included in the requested order (Sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), and 22(d) and Rule 22c-1).  In the Matter of Fidelity Commonwealth Trust, et al., Investment Company Act Release Nos. 26166 (Aug. 22, 2003) (notice) and 26178 (Sept. 12, 2003) (order) (together, “Prior Order”).  Applicants are seeking the Order to (a) request relief from Section 22(e) and Section 12(d)(1)(A) and (B) of the Act, (b) revise certain representations and requests made in the application for the Prior Order and (c) supersede the Prior Order.

(c)	certain affiliated persons of the open-end investment company described herein to deposit securities into, and receive securities from, such investment company, in connection with the purchase and redemption of aggregations of Shares of such investment company;

(d)	the payment or satisfaction of redemptions in periods exceeding seven (7) calendar days under specified limited circumstances;

(e)	registered management investment companies and unit investment trusts (“UITs”) that are not advised or sponsored by the Adviser or an entity controlling, controlled by or under common control with the Adviser, and not part of the same “group of investment companies,” as defined in Section 12(d)(1)(G)(ii) of the Act as the Funds (such management investment companies are referred to as “Investing Management Companies,” such UITs are referred to as “Investing Trusts,” and Investing Management Companies and Investing Trusts are collectively referred to as “Funds of Funds”), to acquire Shares beyond the limits of Section 12(d)(1)(A) and (B) of the Act;

(f)	the Funds, and any principal underwriter for the Funds, and/or any broker dealer (“Broker”) registered under the Securities Exchange Act of 1934, as amended (“Exchange Act”), to sell Shares to Funds of Funds beyond the limits of Section 12(d)(1)(B) of the Act;

(g)	a Fund that is advised by the Adviser to operate as a feeder fund (“Feeder Fund”) to acquire shares of another registered investment company in the same group of investment companies having substantially the same investment objectives as the Feeder Fund (“Master Fund”) beyond the limitations in Section 12(d)(1)(A) of the Act and the Master Fund, and any principal underwriter for the Master Fund, to sell shares of the Master Fund to the Feeder Fund beyond the limitations in Section 12(d)(1)(B) of the Act; and

(h)	A Feeder Fund that is an affiliated person of a Master Fund to sell portfolio securities to the Master Fund in exchange for shares of the Master Fund and redeem Master Fund shares for portfolio securities, both in connection with in-kind sales and redemptions of Shares (together with the relief discussed in (g), “Master-Feeder Relief”).5

              Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each Fund and that the proposed transactions are consistent with the general purposes of the Act; and (iii) with respect to the relief requested under Section 12(d)(1)(J) of the Act, the requested exemption is consistent with the public interest and the protection of investors.

5	Applicants request that the Master-Feeder Relief apply to any Feeder Fund, any Master Fund and any principal underwriter for the Master Funds selling shares of a Master Fund to a Feeder Fund.

    The relief requested by Applicants with respect to Sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), 22(d) and 22(e) of the Act and Rule 22c-1 thereunder will be referred to herein as “ETF Relief” and the relief requested with respect to Sections 12(d)(1)(A), 12(d)(1)(B) and 17(a) of the Act will be referred to herein as “12(d)(1) Relief.”  The ETF Relief, the 12(d)(1) Relief, and the Master-Feeder Relief collectively will be referred to herein as “Relief.”
       Applicants seek the Order to create and operate one or more index-based portfolios of the Trust that offers Shares and (i) for which a third party that is not an “affiliated person” (as such term is defined in Section 2(a)(3) of the Act), or an affiliated person of an affiliated person, of the Trust, the Adviser, any Sub-Adviser (defined herein), the Distributor or a promoter of the Fund will serve as the Index Provider (defined herein) (each an “Index-Based Fund”), or (ii) for which an “affiliated person” of the Adviser will serve as the Index Provider (each an “Affiliated Index Fund”).
    Applicants request that the Order apply to the Trust’s existing Index-Based Fund (“Current Fund”) and any additional Index-Based Funds or Affiliated Index Funds of the Trust, and any other open-end management investment company or series thereof, that may be created in the future and that track a specified index comprised of domestic and/or foreign equity securities (“Equity Funds”) and/or domestic and/or foreign fixed income securities (“Fixed Income Funds”) (together, “Future Funds”).6  Any Future Fund will (a) be advised by an Adviser and (b) comply with the terms and conditions of this Application.

B.	Comparability of Relief Sought to Prior Relief Granted by the Commission

    Applicants seek Relief substantially similar to the relief granted by the Commission to other open-end management investment companies commonly referred to as “exchange traded funds” (“ETFs”), including PIMCO ETF Trust, Old Mutual Global Shares Trust, Global X Funds, Javelin Exchange-Traded Trust, ALPS ETF Trust, iShares Trust, SSgA Funds Management, NETS Trust and PowerShares Exchange Traded Fund Trust (collectively, “Prior Index-Based ETFs”).  Applicants

6	For purposes of this Application, references to “Funds” include the Current Fund, as well as any Future Funds.

further seek Relief with respect to the Affiliated Index Funds substantially similar to the relief granted by the Commission to ETFs issued by IndexIQ ETF Trust, WisdomTree Trust and Market Vectors ETF Trust (collectively, “Prior Self-Indexing ETFs”).  Also, Applicants seek Relief with respect to Long/Short Funds and 130/30 Funds (each as defined below) substantially similar to the relief granted by the Commission to ETFs issued by FQF Trust (collectively, “Prior Long/Short ETFs”).7  The Prior Index-Based ETFs, Prior Self-Indexing ETFs and Prior Long/Short ETFs are collectively referred to herein as the “Prior ETFs”.8  The requested Master-Feeder Relief is substantially similar to the relief granted to SSgA Funds Management.9
No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

II.	BACKGROUND

A.	General

Applicants intend to establish certain index based market basket investment products intended to be made available to both institutional and retail investors.  Each Trust intends to create

7	In the Matter of FQF Trust, et al., Investment Company Act Release No. 29747 (Aug. 5, 2011).

8
Pacific Investment Management Company LLC and PIMCO ETF Trust, Investment Company Act Release No. 28752 (June 1, 2009); Old Mutual Global Shares Trust, et al., Investment Company Act Release No. 28898 (Sept. 9, 2009); Global X Funds, et al., Investment Company Act Release No. 28433 (Oct. 3, 2008); Javelin Exchange-Traded Trust, et al., Investment Company Act Release No. 28367 (Aug. 26, 2008); ALPS Advisers, Inc., et al., Investment Company Act Release No. 28262 (May 1, 2008); Barclays Global Fund Advisors, Investment Company Act Release No. 24451 (May 12, 2000); Barclays Global Fund Advisors, Investment Company Act Release No. 24452 (May 12, 2000); Barclays Global Fund Advisors, et al., Investment Company Act Release No. 25622 (June 25, 2002), as subsequently amended by iShares Trust, et al., Investment Company Act Release No. 26006 (Apr. 15, 2003), Barclays Global Fund Advisors, et al., Investment Company Act Release No. 26175 (Sept. 8, 2003), and Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27417 (June 23, 2006);  NETS Trust, et al., Investment Company Act Release No. 28195 (Mar. 17, 2008); SSgA Funds Management, Inc. et al., Investment Company Act Release No. 27839 (May 25, 2007); PowerShares Exchange-Traded Fund Trust, et al., Investment Company Act Release No. 25985 (Mar. 28, 2003)  PowerShares Exchange-Traded Fund Trust, et al., Investment Company Act Release No. 27841 (May 25, 2007); In the Matter of WisdomTree Investments Inc., et al., Investment Company Act Release No. 27391 (June 12, 2006) (“WisdomTree Order”); In the Matter of IndexIQ ETF Trust, et al., Investment Company Act Release No. 28653 (Mar. 20, 2009) (“IndexIQ Order”); and In the Matter of Market Vectors ETF Trust, et al., Investment Company Act Release No. 29490 (Oct. 26, 2010) (“Market Vectors Order”) (collectively referred to herein as the “Prior ETF Orders”).

9	See In the Matter of SSgA Funds Management, Inc., et al, Investment Company Act Release No. 29524 (Dec. 13, 2010).

diversified and non-diversified Funds, each of which will operate pursuant to the terms and conditions stated in this Application.
The Trust is registered with the Commission as an open-end management investment company and offers and sells its shares pursuant to a registration statement on Form N-1A filed with the Commission under the Securities Act of 1933 (the “Securities Act”) and the Act (the “Registration Statement”).  Funds, or their respective Master Funds, which track Domestic Indexes (as defined below) are referred to as “Domestic Funds” and Funds, or their respective Master Funds, which track Foreign Indexes (as defined below) are referred to as “Foreign Funds.”
Each Fund, or its respective Master Fund, will seek to provide investment returns that correspond, before fees and expenses, generally to the performance of a specified equity and/or a specified fixed income securities index (each an “Underlying Index” and collectively, “Underlying Indexes”).  Each Fund, or its respective Master Fund, will hold certain securities and other instruments (“Portfolio Securities”) selected to correspond generally to the performance of its Underlying Index.  Certain of the Funds, or their respective Master Funds, will be based on Underlying Indexes which will be comprised of equity and/or fixed income securities issued by one or more of the following categories of issuers:  (i) domestic issuers and (ii) non-domestic issuers meeting the requirements for trading in U.S. markets (“Domestic Indexes”).  Other Funds, or their respective Master Funds, will be based on Underlying Indexes which will be comprised of foreign and domestic or solely foreign equity and/or fixed income securities (“Foreign Indexes”).  Future Funds, or their respective Master Funds, may be based on Domestic Indexes as well as Foreign Indexes.
The Trust will issue, with respect to each Fund on a continuous offering basis, only specified large aggregations of Shares (e.g., at least 25,000 Shares)  (each such aggregation of Shares a “Creation Unit”).  The size of a Creation Unit for each Fund will initially be determined by the Adviser, in part on the estimated initial trading price per individual Share of such Fund and the size of Creation

Units for other ETFs trading at that time, as well as each Fund’s target audience.10  Applicants expect that the initial price of a Creation Unit will be a minimum of $625,000 and will fall in the range of $625,000 to $10 million, and that the initial trading price per individual Share of each Fund will fall in the range of $25 to $100.  Individual Shares will not be individually redeemable.  Only Shares assembled into Creation Units will be redeemable, but Creation Units will not be listed or traded.  Applicants intend that the initial NAV of the Shares will be established per Share at a level convenient for trading purposes.
Shares of each Fund will be listed and traded individually on an Exchange.  It is expected that one or more member firms of an Exchange will be designated to act as a market maker and maintain a market for Shares trading on the Exchange.  If NYSE Arca is the Exchange on which the Shares are primarily listed (“Listing Exchange”), it is expected that one or more of the market makers that are members of NYSE Arca (“Arca Market Makers”) will register to make a market in Fund Shares listed on NYSE Arca.  If NASDAQ is the Listing Exchange, one or more member firms of NASDAQ will act as a market maker (“NASDAQ Market Maker” and together with Arca Market Makers, “Market Makers”) and maintain a market on NASDAQ for Shares trading on NASDAQ.11
Applicants believe that the Funds, like all other ETFs, must offer securities that will be available on an “open-end” basis (i.e., continuously offered) and provide ready redeemability for investors presenting one or more Creation Units for redemption.  This open-end structure of each Fund will permit efficiencies in pricing, be most responsive to market needs and demands, and minimize the costs that are sometimes encountered in connection with the underwritten public offerings of shares of closed-end funds.  Therefore, purchases and redemptions of Creation Units of the Funds generally will be

10
The size of a Creation Unit as stated in a Fund’s prospectus (“Prospectus”) may be changed, from time to time, if the individual Share price of such Fund increases to such an extent that the Creation Unit price becomes unappealing to investors and arbitrageurs seeking to create or redeem.

11
If Shares are listed on NASDAQ, no particular NASDAQ Market Maker will be contractually obligated to make a market in Shares, although NASDAQ’s listing requirements stipulate that at least two NASDAQ Market Makers must be registered in Shares to maintain the listing.  Registered Arca Market Makers and NASDAQ Market Makers are required to make a continuous, two-sided market at all times or they are subject to regulatory sanctions.  No Arca Market Maker or NASDAQ Market Maker will be an affiliated person, or an affiliated person of an affiliated person, of the Funds, within the meaning of Section 2(a)(3) of the Act, except pursuant to Sections 2(a)(3)(A) and (C) of the Act due to ownership of Shares, as described below.

made by an “in-kind” tender of specified securities, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described below in Section II.K. “Sales of Shares.” Applicants believe that this “in-kind” method minimizes the need to liquidate Portfolio Securities to meet redemptions or to acquire Portfolio Securities in connection with purchases of Creation Units and would permit closer tracking of each Fund’s, or its respective Master Fund’s, Underlying Index.  Applicants submit that this “in-kind” mechanism also will provide a number of benefits to investors such as efficiencies in pricing, response to market needs and reductions in certain costs, such as brokerage fees, custodian fees and various other fund overhead costs and fund accounting costs, and significant reductions in transfer agency fees, as well as potential tax efficiencies, all as discussed herein.

B.	The Current Fund

The Trust was organized as a Massachusetts business trust on November 8, 1974 and is registered with the Commission as an open-end series management investment company.  On September 1, 1987, the Trust’s name was changed from Fidelity Thrift Trust to Fidelity Intermediate Bond Fund, and on February 16, 1990, the Trust’s name was changed from Fidelity Intermediate Bond Fund to Fidelity Commonwealth Trust.  The Trust is organized as a series fund with multiple series.  The Trust currently consists of the Current Fund described herein and in Appendix A along with traditional mutual funds.  The Funds will each be a separate series of the Trust and will offer and sell their Shares pursuant to the Registration Statement.
The Current Fund is a fund whose performance corresponds generally to the performance of an index comprised of equity securities developed by an unaffiliated third party.  The current Underlying Index is described in Appendix A hereto.  Each Fund, or its respective Master Fund, will consist largely of some or all of the component securities (the “Component Securities”) of an Underlying Index selected to correspond generally to the price and yield performance of such Underlying Index.

Each Fund that intends to qualify as a regulated investment company (“RIC”) will maintain the required level of diversification, and otherwise conduct its operations, so as to meet the RIC diversification requirements of the Internal Revenue Code of 1986, as amended (the “Code”).

C.	The Adviser

Fidelity Management & Research Company, a Massachusetts corporation with its principal office in Boston, Massachusetts, serves as the investment adviser to the Current Fund.  Any Adviser is or will be registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  FMR LLC is the parent company of the Adviser.
The Adviser, subject to the oversight and authority of the Board of Trustees of the Trust (the “Board”), will develop the overall investment program for each Fund.12  The Adviser may enter into sub-advisory agreements with one or more investment advisers to act as “sub-advisers” with respect to particular Funds, or their respective Master Funds (each, a “Sub-Adviser” and collectively, the “Sub-Advisers”).  The Sub-Advisers, if any, will serve as the portfolio managers for the Funds, or their respective Master Funds.  Under the Adviser’s supervision, each Sub-Adviser will manage the investment and reinvestment of each Fund’s, or its respective Master Fund’s, assets in accordance with the Fund’s, or its respective Master Fund’s, investment objective.  Any Sub-Adviser for a Fund, or its respective Master Fund, will be registered or not subject to registration under the Advisers Act.

D.	The Distributor

The Trust has entered into a distribution agreement with the Distributor.  The Distributor, a Massachusetts corporation, is a broker-dealer registered under the Exchange Act.  The Distributor is an affiliate of the Adviser.  The Distributor will act as distributor and principal underwriter of the Funds.  Applicants request that the Order apply to the Distributor, any successor to the Distributor, and to any other entity hired by a Fund as a future distributor (each, a “Future Distributor”) that complies with the

12	The term “Board” also includes any board of directors or trustees of a Future Fund, if different.

terms and conditions of this Application.  Neither the Distributor nor any Future Distributor is or will be affiliated with any Exchange.

E.	Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent

Each Fund will have an administrator (“Administrator”), custodian (“Custodian”), fund accountant (“Fund Accountant”), transfer agent (“Transfer Agent”), dividend disbursing agent (“Dividend Disbursing Agent”) and may have a securities lending agent (“Securities Lending Agent”) of Portfolio Securities.  The performance of the duties and obligations of each of these service providers will be conducted in accordance with the provisions of the Act and the rules thereunder.  The Trust and the Securities Lending Agent will comply with guidelines of the Commission staff regarding the lending of portfolio securities of an open-end investment company.  As discussed below, subject to the approval of the Board, the Adviser, a Sub-Adviser or an affiliate of the Adviser and/or Sub-Advisers may provide administration, custody, fund accounting, transfer agency, dividend disbursement and securities lending services to the Funds.

F.	Underlying Indexes and Licensing Arrangements

Applicants have selected the Underlying Index identified in Appendix A to this Application as the Underlying Index on which the Current Fund is based.  Except with respect to the Affiliated Index Funds, no entity that compiles, creates, sponsors or maintains an Underlying Index (each an “Index Provider”)13 is or will be an “affiliated person,” as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Trust or a Fund, or its respective Master Fund, of the Adviser, of any Sub-Adviser to or promoter of a Fund, or its respective Master Fund, or of the Distributor.

13
The Index Provider will not provide recommendations to a Fund, or its respective Master Fund, regarding the purchase or sale of specific securities.  In addition, an Index Provider will not provide any information relating to changes to an Underlying Index’s methodology for the inclusion of component securities, the inclusion or exclusion of specific component securities, or methodology for the calculation or the return of component securities, in advance of a public announcement of such changes by the Index Provider.

G.	Special Considerations Applicable to Affiliated Index Funds

1.           Overview

The Index Provider to an Affiliated Index Fund, or its respective Master Fund (an “Affiliated Index Provider”), will create a proprietary, rules based methodology described below in Section G.4. (“Rules Based Process”) to create Underlying Indexes for use by the Affiliated Index Funds, or their respective Master Funds, and other investors (each an “Affiliated Index” and collectively the “Affiliated Indexes”).14
All of the Affiliated Indexes will be reconstituted periodically to ensure new and growing investments are reflected.  The Affiliated Indexes will be built according to transparent rules.  Rules dictate additions/deletions to the Affiliated Indexes ensuring constant coverage.  The Affiliated Index Provider will utilize a rules based methodology to determine what securities are included in the Affiliated Indexes so the Affiliated Indexes remain relevant no matter how market activity changes.
The Affiliated Indexes will be “transparent,” meaning that (i) both the Rules Based Process and the composition of each Affiliated Index will be freely available to the public, (ii) any change to the Rules Based Process will be announced at least sixty (60) days prior to becoming effective, (iii) any changes to constituents of and weightings of each Affiliated Index will be announced at least two (2) days prior to the Reconstitution Date and the Rebalance Date (as both such terms are defined herein) and (iv) all such changes will be made freely available to the public as well.
Applicants believe that each Affiliated Index Fund’s, or its respective Master Fund’s, investment strategy of tracking its Underlying Index fits squarely within the scope of the relief previously

14	The Affiliated Indexes may be made available to registered investment companies, as well as separately managed accounts of institutional investors and privately offered funds that are not deemed to be “investment companies” in reliance on Section 3(c)(1) or 3(c)(7) of the Act for which the Adviser acts as adviser and/or sub-adviser (“Affiliated Accounts”) as well as other such registered investment companies, separately managed accounts and privately offered funds for which it does not act either as adviser and/or sub-adviser (“Unaffiliated Accounts”). The Affiliated Accounts and the Unaffiliated Accounts (collectively referred to herein as “Accounts”), like the Funds, or their respective Master Funds, would seek to track the performance of one or more Underlying Index(es) by investing in the constituents of such index(es) or a representative sample of such constituents of the index. Consistent with the relief requested from Section 17(a) below, the Affiliated Accounts will not engage in Creation Unit transactions with a Fund.

granted in the Prior ETF Orders to the Prior Index-Based ETFs. Indeed, Applicants submit that, were the Affiliated Index Provider not an “affiliated person” of the Adviser, the Trust and the Funds, or their respective Master Funds, (i) each Affiliated Index Fund’s, or its respective Master Fund’s, use of its Affiliated Index would be indistinguishable from the use of existing equity and/or fixed income indexes by other ETFs that track indices of unaffiliated index providers currently trading and (ii) the Affiliated Index Provider would be viewed no differently than the existing index providers who create and license their intellectual property for use by various persons, such as portfolio managers and their funds, including ETFs.  Moreover, Applicants assert that the structure of the Affiliated Index Funds will be substantially similar to the Prior Self-Indexing ETFs.  Applicants further submit that the operation of the Affiliated Index Funds and the Affiliated Index Funds’ arbitrage mechanism, for all practical purposes, will be identical to the operation and arbitrage mechanism of ETFs now trading.
Applicants contend that the potential conflicts of interest arising from the fact that the Affiliated Index Provider will be an “affiliated person” of the Adviser will not have any impact on the operation of the Affiliated Index Funds, because the Affiliated Indexes will maintain transparency, the Affiliated Index Funds’, or their respective Master Funds’, portfolios will be transparent and the Affiliated Index Provider, the Adviser, any Sub-Adviser and the Affiliated Index Funds, or their respective Master Funds, each will adopt policies and procedures to address any potential conflicts of interest (“Policies and Procedures”), all as discussed herein.
Applicants assert that the Affiliated Indexes will be as or more transparent than any index used by existing ETFs.  Like the indexes created and owned by WisdomTree® (“WisdomTree Indexes”)15 and others used by ETFs currently trading, the Affiliated Indexes owned by the Affiliated Index Provider will be created using a detailed Rules Based Process that will be made publicly available. The Affiliated Index Provider will publish in the public domain, including on its website and/or the Affiliated Index Funds’ website (“Website”), all of the rules that govern inclusion and weighting of

15	WisdomTree Order, supra note 8.

securities in each of its Affiliated Indexes.  Applicants believe that this will prevent the Adviser from possessing any advantage over other market participants by virtue of its affiliation with the Affiliated Index Provider, the owner of the Affiliated Indexes.  Of course, like all index providers, the Affiliated Index Provider will reserve the right to modify the Rules Based Process in the future.  While the Affiliated Index Provider does not presently contemplate specific changes to the Rules Based Process, it could be modified, for example, to reflect changes in the underlying market tracked by an Affiliated Index, the way in which the Rules Based Process takes into account market events or to change the way a corporate action, such as a stock split, is handled.  Such changes would not take effect until the Index Personnel (as defined below) has given (1) the Calculation Agent (defined below) reasonable prior written notice of such rule changes and (2) the investing public at least sixty (60) days published notice that such changes will be implemented.  As discussed herein, Applicants believe that by publicly disclosing the Rules Based Process governing the inclusion and weighting of securities in the Affiliated Indexes, and requiring significant advance publication of changes to the Rules Based Process, the Affiliated Indexes that will be owned by the Affiliated Index Provider will be as transparent as other indexes underlying existing ETFs.  In addition, Applicants will adopt Policies and Procedures to address potential conflicts of interest, as discussed in Sections II.G.2. and III.D.3. below.
In conclusion, Applicants submit that the Affiliated Index Funds, or their respective Master Funds, will use their Affiliated Indexes and operate, function and trade in a manner very similar to the other index-based ETFs which are currently traded, without raising any new issues or concerns, and that they merit the requested Relief.
2.           Potential Conflicts of Interest
Applicants do not believe the potential for conflicts of interest raised by the Adviser’s use of the Affiliated Indexes in connection with the management of the Affiliated Index Funds, or their respective Master Funds, and the Affiliated Accounts will be substantially different from the potential conflicts presented by an adviser managing two or more registered funds or by the side-by-side management of traditional funds and unregistered funds.  More specifically, Applicants do not believe the potential for conflicts presented by the Adviser’s use of the Affiliated Indexes in connection with the management of the Affiliated Index Funds, or their respective Master Funds, and the Affiliated Accounts will be substantially different from the potential for conflicts presented by the side-by-side management of Prior ETFs which track the performance of an index that also serves as the benchmark for a traditional mutual fund or unregistered account managed by the same adviser.  Furthermore, Applicants do not believe the potential for conflicts presented by the Adviser’s use of the Affiliated Indexes in connection with the management of the Affiliated Index Funds, or their respective Master Funds, and the Affiliated Accounts will be substantially different from the potential for conflicts presented and addressed in the IndexIQ Order, WisdomTree Order and Market Vectors Order discussed herein.  The Adviser and the Affiliated Index Provider will adopt and implement the Policies and Procedures that they believe will minimize or eliminate any potential conflicts of interest.
First, the Adviser will disclose the potential for conflicts to the Affiliated Index Funds, or their respective Master Funds, and Affiliated Accounts. Second, as discussed further herein, the Affiliated Index Provider will adopt Policies and Procedures designed to prevent the dissemination and improper use of non-public information about changes to the constituents of the Affiliated Index and the Rules Based Process.  In addition, the Adviser and any Sub-Adviser will adopt and implement, pursuant to Rule 206(4)-7 under the Advisers Act, written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder.  These include Policies and Procedures designed to minimize potential conflicts of interest between Affiliated Index Funds, or their respective Master Funds, and the Affiliated Accounts, such as cross trading policies, as well as those designed to ensure the equitable allocation of portfolio transactions and brokerage commissions.  The structure of the Affiliated Index Funds, or their respective Master Funds, as index funds, as well as those of the Affiliated Accounts, minimizes the potential for conflicts as the investment strategies of each Affiliated Index Fund, or its respective Master Fund, and the Affiliated Accounts will be constrained by its objective to track the performance of its Affiliated Index.  Neither the Adviser nor any Sub-Adviser will receive incentive fees for outperforming the Affiliated Index of any Affiliated Index Fund, or its respective Master Fund. In fact, any material outperformance or underperformance would be viewed negatively by investors of such investments.
To the extent the Affiliated Index Funds, or their respective Master Funds, transact with the Adviser or an affiliated person of the Adviser or any Sub-Adviser, such transactions will comply with the Act, the rules thereunder and the terms and conditions of this Application.  Subject to the approval of the Board, the Adviser or affiliated persons of the Adviser and those of any Sub-Adviser (“Sub-Adviser Affiliates”) may be authorized to provide custody, fund accounting and administration, and transfer agency services to the Funds. The Board will consider, among other things, whether such affiliated persons or Sub-Adviser Affiliates provide substantially identical services to other investment companies.
The conflicts of interest do not exist where the index creator is not an affiliated person, or an affiliated person of an affiliated person, of an ETF or its investment adviser or any sub-adviser.  Therefore, with respect to the Index-Based Funds, the representations and undertakings designed to prevent such potential conflicts of interest should not be applicable.
3.           Index Provider and Calculation Agent
        As owner of the Affiliated Indexes, the Affiliated Index Provider will hire a calculation agent (“Calculation Agent”).  The Calculation Agent is not, and will not be, an affiliated person, as such term is defined in the Act, or an affiliated person of an affiliated person, of the Funds, or their respective Master Funds, the Adviser, any Sub-Adviser, any promoter of a Fund or the Distributor.
The Affiliated Index Provider will initially apply the Rules Based Process to the universe of equity and/or fixed income securities.  The Calculation Agent will implement the Rules Based Process, calculate and maintain the Affiliated Indexes, and calculate and disseminate the Affiliated Index values in accordance with Commission and Exchange requirements.  The Calculation Agent will determine the number, type, and weight of securities that will comprise each Affiliated Index, will perform or cause to be performed all other calculations necessary to determine the proper make-up of the Affiliated Index, including the reconstitutions for such Affiliated Index, and will be solely responsible for all such Affiliated Index maintenance, calculation, dissemination and reconstitution activities.

The Calculation Agent will disseminate Affiliated Index information through one or more unaffiliated third party data providers, such as Reuters, which is available to subscribers.  Affiliated Index values on a total return basis will be disseminated on an end-of-day basis through such unaffiliated third party data provider(s).  The “price index values”16 of each Affiliated Index will be calculated by the Calculation Agent and disseminated every 15 seconds by an Exchange so that such Affiliated Index values are available in the market place.  Information about each Affiliated Index, including data on Component Securities and weightings, will be available on the Website, as will a rule book describing the Rules Based Process applicable to such Affiliated Index (“Rule Book”) and the Portfolio Securities of each Affiliated Index Fund.  Certain employees of the Affiliated Index Provider and its affiliates who have responsibility for the Affiliated Indexes and the Rules Based Process, as well as those employees of the Affiliated Index Provider and its affiliates appointed to assist such employees in the performance of his/her duties (collectively, known as “Index Personnel”), will monitor the results produced by the Calculation Agent on a periodic basis to determine whether the Calculation Agent is performing such maintenance, calculation, dissemination and reconstitution in accordance with the Rules Based Process.  Index Personnel do not, and will not, have any responsibility for management of the Affiliated Index Funds, or their respective Master Funds, or Accounts.
4.           Rules Based Process

(a)	Securities Selection.

Each Domestic Index and Foreign Index used as an Affiliated Index is, and each of the Domestic Indexes and Foreign Indexes underlying any Future Fund, or its respective Master Fund, that is an Affiliated Index Fund will be, an equity and/or fixed income index developed by the Affiliated Index Provider for investors wishing to invest in securities of domestic and non-domestic issuers.  All of the Domestic Indexes and Foreign Indexes for which an Affiliated Index Fund, or its respective Master Fund, seeks to track will be derived from the application of the Rules Based Process as described above.

16
A “total return index value” reflects price appreciation (or depreciation) of the constituent securities plus reinvestment of dividends, whereas a “price Index value” reflects only price appreciation (or depreciation) of the constituent securities.

In order to be included in a Domestic Index and/or a Foreign Index, each Component Security must meet the eligibility requirements set forth in the Rules Based Process and contained in the Rule Book for such Affiliated Index. The Rule Book for each Domestic Index and Foreign Index used as an Affiliated Index will be published on the Website.

(b)	Component and Weighting Changes to Affiliated Indexes.

In accordance with the Rules Based Process, the Index Personnel will provide the data to the Calculation Agent, who will update each Affiliated Index on at least an annual basis (in some cases on a more frequent periodic basis) to add or delete individual Component Securities that have been selected or deleted pursuant to the Rules Based Process after the close of trading on the date provided for in the relevant Rule Book (each such date a “Reconstitution Date”) and to rebalance the Component Securities from time to time, as described in the relevant Rule Book (each such occurrence a “Rebalance Date”). 17 For Affiliated Indexes with more frequent reconstitution, individual Component Securities will be added or deleted pursuant to the Rules Based Process after the close of trading on the days specified in the Rule Books pertaining to such Affiliated Indexes. The Affiliated Index Provider will not disclose any information concerning the identity of Component Securities that have been added to, or deleted from, each Affiliated Index, or the weightings of such Component Securities, to the Adviser, any Sub-Adviser, the Funds, or their respective Master Funds, the Accounts or any other affiliated entities before such information is publicly disclosed on the Website (or otherwise publicly disseminated by the Calculation Agent) and is available to the entire investing public. Notwithstanding the foregoing, the Calculation Agent may disclose such information solely to the Index Personnel in order to permit such persons to monitor the results produced by the Calculation Agent for compliance with the Rules Based Process. The Index Provider, its Index Personnel and the Calculation Agent will be expressly prohibited from providing this information to any employees of the Adviser or those of any Sub-Adviser until such information is publicly disclosed on the Website (or otherwise publicly disseminated by the Calculation

17
Affiliated Indexes may have Reconstitution Dates and Rebalance Dates that occur on a periodic basis more frequently than once yearly, but no more frequently than monthly.  The Reconstitution Dates and Rebalance Dates for each Affiliated Index will be made available on the Website.

Agent).  As employees of the Affiliated Index Provider, members of the Index Personnel (i) will not have any responsibility for the management of the Affiliated Index Funds, or their respective Master Funds, or the Accounts, (ii) will be expressly prohibited from sharing this information with any employees of the Adviser or those of any Sub-Adviser, including those persons that have responsibility for the management of the Affiliated Index Funds, or their respective Master Funds, or the Accounts until such information is publicly announced,18 and (iii) will be expressly prohibited from sharing or using this non-public information in any way except in connection with the performance of their respective duties.
The new Component Securities and their approximate new weightings will be announced at least two (2) days prior to a Reconstitution Date or a Rebalance Date, and then again, with definitive weights, after the close on each Reconstitution Date or Rebalance Date before the opening on the next day to the general public and the Adviser and any Sub-Adviser (on behalf of the Affiliated Index Funds, or their respective Master Funds, and the Accounts).  Again, none of the Adviser, any Sub-Adviser or any other person, whether affiliated or unaffiliated, would be provided with the Affiliated Index weightings and composition until such information is publicly disclosed on the Website (or otherwise publicly disseminated by the Calculation Agent).19  New Component Securities may be added to any Affiliated Index on a day other than the Reconstitution Date only if there is a change to the Rules Based Process that results in such new constituents being added to such Affiliated Index.  Changes to the Rules Based

18
However, in accordance with the Policies and Procedures, the Index Personnel may make such information available to senior management of FMR LLC or its subsidiaries who, in the ordinary course of their duties, may have responsibilities relating to multiple aspects of the business of the Adviser, including but not limited to, duties and responsibilities relating to sales, financial aspects of the business of the Adviser, information technology and marketing.  These duties and responsibilities do not include portfolio management for the Affiliated Index Funds, or their respective Master Funds, or Affiliated Accounts.  The Adviser and FMR LLC (or its subsidiaries, if appropriate) will adopt Policies and Procedures forbidding such persons from (i) improperly using or disseminating such information, and (ii) using this information to influence changes to the Rules Based Process or the Affiliated Indexes.

19
The Adviser and the Distributor have each adopted a Code of Ethics as required under Rule 17j-1 of the Act and Rule 204-2 of the Advisers Act which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1.  The Adviser and the Distributor have each adopted Policies and Procedures to detect and prevent insider trading, as required under Section 204A of the Advisers Act, which are reasonably designed, taking into account the nature of their business, to prevent the misuse of material non-public information in violation of the Advisers Act or the Exchange Act or the rules or regulations thereunder.  Similarly, any Sub-Adviser will also have a Code of Ethics and Policies and Procedures to detect and prevent insider trading.

Process resulting in the addition of Component Securities to any Affiliated Index on a day other than the Reconstitution Date should occur only infrequently, if at all.  Component Securities may be deleted from an Affiliated Index on a day other than the Reconstitution Date as a result of either (i) changes to the Rules Based Process or (ii) the occurrence of “corporate actions” as set forth in the Rule Book.  These deletions will be executed by the Calculation Agent as soon as possible after the corporate action is announced.  Except as described above, new Component Securities will not be added to any Affiliated Index other than on a Reconstitution Date.
As is the case with Prior ETFs and other index funds, each Affiliated Index Fund, or its respective Master Fund, will make changes to its Portfolio Securities in response to certain announced changes in its Affiliated Index when the applicable Adviser and/or Sub-Adviser believes it is in the best interest of the Fund to do so.  Additions to and deletions from an Affiliated Index Fund’s, or its respective Master Fund’s, Portfolio Securities could be made (i) immediately or shortly after a change to its Component Securities or Rules Based Process is announced, (ii) on or about the date the announced change to such Component Securities or Rules Based Process is actually implemented by the Calculation Agent or (iii) any time thereafter. In determining whether and when to implement a change to an Affiliated Index Fund’s, or its respective Master Fund’s, Portfolio Securities, an Adviser and/or Sub-Adviser would consider brokerage costs, market impact costs (e.g., changes to the price of a security caused by executing a large order all at once), portfolio tax efficiency, cash flow and the impact that such changes would have on the Affiliated Index Fund’s, or its respective Master Fund’s, tracking error against its Affiliated Index.

(c)	Market Impact of Underlying Index Changes.

Of course, Applicants cannot predict when and how market participants will react to announced changes in the Rules Based Process or the Component Securities of the Affiliated Index Funds’, or their respective Master Funds’, Affiliated Indexes.  Nevertheless, Applicants expect market participants to react to such changes in the same manner as they would to announced changes in other indexes tracked by traditional mutual funds, Prior ETFs and other investors.  The announcement that a security has been added to a widely-followed index or benchmark may cause the price of that security to increase and an announcement that a security has been deleted from a widely-followed index or benchmark may cause the price of that security to decrease.  To the extent an index or benchmark is not widely followed, any price increase or decrease generally would be expected to be smaller than a corresponding change to a widely-followed index or benchmark.  Similarly, other things being equal, to the extent that an index or benchmark’s methodology is rules-based and transparent, any price increase or decrease generally would be expected to be smaller than the increase or decrease resulting from a change to a non-transparent index or benchmark (because the transparency of the index or benchmark likely would provide the market with more notice of such change).  Because it is not possible to predict when and how market participants will react to announced changes in the Rules Based Process or the Component Securities of the Affiliated Index Funds’, or their respective Master Funds’, Affiliated Indexes, Applicants cannot predict when and how these changes will impact the market price and NAV per Share of an Affiliated Index Fund. In this respect, Applicants do not believe that the Affiliated Index Funds, or their respective Master Funds, and their Affiliated Indexes are any different than existing equity and/or fixed income ETFs and their respective underlying indexes or benchmarks.
5.           Transparency of Affiliated Indexes
        The Affiliated Index Provider will describe the basic concept of each Affiliated Index and disclose the relevant Rule Book laying out the Rules Based Process on the Website.  The identity and weightings of the Component Securities of any Affiliated Index will be readily ascertainable by any third party because the Rules Based Process will be publicly available.  As discussed above, changes to the Rules Based Process will be publicly disclosed on the Website prior to actual implementation.  Such changes will not take effect until the Index Provider has given the investing public at least sixty (60) days published notice that such changes are being planned to take effect.
The Calculation Agent will make available to the Affiliated Index Provider information on its Affiliated Indexes that the Affiliated Index Provider will make available to the general public on the Website.  Each Business Day (defined below), the Website will publish free of charge (or provide a link to another website that will publish free of charge) the Component Securities of each Affiliated Index and their respective weightings in each Affiliated Index as of the close of the prior Business Day.  Each Business Day, the Website will publish free of charge (or provide a link to another website that will publish free of charge) the Portfolio Securities held by each Affiliated Index Fund, or its respective Master Fund,20 and their respective weightings, and each Affiliated Index Fund’s per share NAV, market closing price or the midpoint of the bid/ask spread at the time of the calculation of such NAV per Share (“Bid/Ask Price”) and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV per Share, all as of the prior Business Day. The components and weightings of the Affiliated Indexes, as well as the portfolio holdings of each Affiliated Index Fund, or its respective Master Fund, will also be available through unaffiliated third-party data vendors, such as Reuters.
Changes to the constituents of each Affiliated Index made by the Affiliated Index Provider and/or the Calculation Agent will be disclosed by such party and published on the Website.  Any such Affiliated Index Provider and/or Calculation Agent announcements or Website disclosures to the public will be made in such a manner that none of the employees of the Affiliated Index Provider outside of Index Personnel, the Adviser, any Sub-Adviser, any other investor nor any Affiliated Index Fund, or its respective Master Fund, is notified of actions prior to the general investing public, except as described in Section II.G.4 above.
Applicants believe that each Affiliated Index will maintain transparency.  All components, weightings, additions and deletions from the Affiliated Indexes will not only be publicly available, but also will be publicly announced prior to any changes being made.  As stated above, Applicants believe that this level of disclosure is similar to that of other Underlying Indexes currently used by ETFs, such as the WisdomTree Indexes.  The Affiliated Index Provider will adopt Policies and Procedures prohibiting employees from disclosing or using any non-public information acquired through

20
Feeder Funds will disclose information about the securities and other assets held by the Master Fund.  In addition, under accounting procedures followed by the Funds, trades made on the prior Business Day will be booked and reflected in NAV on the current Business Day. Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day.

their employment, except as appropriate in connection with the rendering of services to the administration of the Affiliated Indexes.  Also, the Affiliated Index Provider will adopt Policies and Procedures that prohibit and are designed to prevent anyone, including the members of the Index Personnel, from disseminating or using non-public information about pending changes to Component Securities or methodology, except as described in Section II.G.2 above.  These policies will specifically prohibit the member of the Index Personnel from sharing any non-public information about the Affiliated Indexes with any personnel of the Adviser and/or Sub-Advisers responsible for management of the Affiliated Index Funds, or their respective Master Funds, and/or any Affiliated Account.  The Adviser also will adopt policies that prohibit personnel responsible for the management of the Affiliated Index Funds, or their respective Master Funds, and/or any Affiliated Account from sharing any non-public information about the management of the Affiliated Index Funds, or their respective Master Funds, and any Affiliated Account with any personnel of the Affiliated Index Provider, especially those persons responsible for creating, monitoring, calculating, maintaining or disseminating the Affiliated Indexes.
In addition, the Affiliated Index Provider will retain the Calculation Agent to calculate and maintain the Affiliated Indexes on a daily basis.  The Calculation Agent will be instructed to not communicate any non-public information about the Indexes to anyone, and expressly not to the personnel of the Adviser or any Sub-Advisers responsible for the management of the Affiliated Index Funds, or their respective Master Funds, or Affiliated Accounts.  The Calculation Agent will be instructed to disseminate information about the daily constituents of the Affiliated Indexes to the Affiliated Index Provider, the Adviser, any Sub-Adviser, on behalf of the Affiliated Index Funds, or their respective Master Funds, and Accounts, as applicable, and the public at the same time, except as otherwise described in Section II.G.2 above.
Members of the Index Personnel will not have access to the computer systems used by the Adviser or any Sub-Adviser in connection with their portfolio management activities.  Furthermore,

the Affiliated Index Provider will adopt Policies and Procedures which impose a restricted list and blackout period requirements21 on all members of the Index Personnel.
The portfolio managers responsible for day-to-day portfolio management of the Affiliated Index Funds, or their respective Master Funds, and Affiliated Accounts will be employees of the Adviser or a Sub-Adviser.  The personnel responsible for overseeing the activities of any Sub-Adviser in connection with the management of the Affiliated Index Funds, or their respective Master Funds, and Affiliated Accounts will be employees of the Adviser.  The Adviser and the Sub-Advisers will not have access to the computer systems used by the Index Personnel to monitor, calculate and rebalance the Affiliated Indexes.  The Adviser will also adopt Policies and Procedures which require any personnel responsible for the management of an Affiliated Index Fund, or its respective Master Fund, and/or any Affiliated Account to (i) comply with the Restricted List and Blackout Period requirements, and (ii) require reporting of securities transactions to a designated senior employee of the Adviser in accordance with Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act.  The Adviser has also adopted a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act.  Any Sub-Adviser will be required to confirm to the Adviser and the Trust that it has adopted policies and procedures to monitor and restrict securities trading by certain employees.  Also, any Sub-Adviser will be required to adopt a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act and to provide the Trust with the certification required by Rule 17j-1 under the Act.

21
The Index Personnel has or will adopt “Restricted List” and “Blackout Period” procedures and requirements.  In summary, no Access Person (as defined in these procedures and requirements) may trade in any security on the Restricted List during the Blackout Period, as defined below.  The “Restricted List” includes any security that is a Component Security of any Affiliated Index upon which any Affiliated Index Fund, or its respective Master Fund, or Affiliated Account is based.  The “Blackout Period” is a time period which extends seven calendar days from the close of trading a full 24 hours before the Affiliated Index Fund, or its respective Master Fund, or Affiliated Account or portfolio manager for such Fund, or its respective Master Fund, or Affiliated Account receives its rebalance or reconstitution information from the Affiliated Index Provider until three trading days after such Fund, or its respective Master Fund, or Affiliated Account or portfolio manager receives its rebalance or reconstitution information from the Affiliated Index Provider.  For example, if the applicable Affiliated Index Fund, or its respective Master Fund, or Affiliated Account or portfolio manager receives rebalance or reconstitution information on a Monday, the Blackout Period extends from market close on the prior Thursday to market close on the following Thursday.

6.           Use of Affiliated Indexes by Affiliated Index Funds

As discussed in Section II.G.3 above, the Affiliated Index Provider will be an “affiliated person,” of the Adviser, the Trust and its Affiliated Index Funds, or their respective Master Funds, within the meaning of Section 2(a)(3) of the Act.  The Affiliated Index Provider, as owner of the Affiliated Indexes and all intellectual property related thereto, will license the use of the Affiliated Indexes, their names and other related intellectual property to the Adviser for use in connection with the Trust and the Affiliated Index Funds, or their respective Master Funds. The licenses for the Affiliated Index Funds, or their respective Master Funds, will specifically state that the Adviser must provide the use of the Affiliated Indexes and related intellectual property at no cost to the Trust and the Affiliated Index Funds, or their respective Master Funds.

H.	Capital Structure and Voting Rights: Book-Entry

Shareholders of a Fund will have one vote per Share or one vote per dollar with respect to matters regarding the Fund for which a shareholder vote is required consistent with the requirements of the Act, the rules promulgated thereunder and applicable state law.
Shares will be registered in book-entry form only.  The Funds will not issue individual Share certificates.  The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (“DTC”), or its nominee will be the record or registered owner of all outstanding Shares.  Beneficial ownership of Shares (owners of such beneficial interests referred to herein as “Beneficial Owners”) will be shown on the records of DTC or DTC participants (the “DTC Participants”).  Beneficial Owners of Shares will exercise their rights in such securities indirectly through DTC and DTC Participants.  All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through DTC and DTC Participants, except as otherwise specified.  No Beneficial Owner shall have the right to receive a certificate representing such Shares.  Delivery of all notices, statements, shareholder reports and other communications from any Fund to its Beneficial Owners will be at such Fund’s expense through the customary practices and facilities of DTC and DTC Participants.

I.	Investment Objectives and Policies

1.	General

The investment objective of each Fund will be to provide investment returns that correspond, before fees and expenses, generally to the performance of its relevant Underlying Index.  In seeking to achieve the investment objective of a Fund, the relevant Adviser and/or Sub-Adviser will utilize the indexing investment approaches described below.  A Feeder Fund will pursue its investment objective by investing in a Master Fund with an identical investment objective. In such instances, the Master Fund will hold the component securities of the Underlying Index. Applicants have designed this “master-feeder” structure because it is anticipated that, in addition to the Funds, other feeder funds will be created in the future and hold shares of each respective Master Fund. Such other feeder funds could be traditional mutual funds, the shares of which would be individually redeemable, other ETFs or other pooled investment vehicles. Creating an exchange-traded feeder fund is preferable to creating entirely new series for several reasons. First, creating separate funds would create additional overhead costs. Also, assets held in other feeder funds, through increased assets in the Master Fund, should provide economies of scale for the Feeder Funds.22 While certain costs may be higher in a master-feeder structure and there may possibly be lower tax efficiencies for the Feeder Funds, the Feeder Funds’ Board will consider any such potential disadvantages against the benefits of economies of scale and other benefits of operating within a master-feeder structure.
At all times, at least 80% of each Fund’s, or its respective Master Fund’s, total assets will be invested in Component Securities. In the case of Foreign Funds, the 80% requirement may also include Depositary Receipts representing such securities (or, in cases where a Depositary Receipt is a Component Security, a security underlying such Depositary Receipt) and, in the case of Fixed Income Funds, the 80%

22
In a master-feeder structure, the Master Fund, rather than the Feeder Fund, would invest its portfolio in compliance with the Order. There would be no ability by Fund shareholders to exchange shares of Feeder Funds for shares of another feeder series of the Master Fund.

requirement may also include to-be-announced transactions or “TBA Transactions”.23  Any Depositary Receipts held by a Foreign Fund, or its respective Master Fund, will be negotiable securities that represent ownership of a non-U.S. company’s publicly traded stock.  Applicants believe that, in certain cases, holding one or more Depositary Receipts rather than the Component Securities of the relevant Foreign Index, will improve the liquidity, tradability and settlement of a Foreign Fund’s, or its respective Master Fund’s, then current Portfolio Deposit (as defined below) (thereby improving the efficiency of the creation and redemption process and facilitating efficient arbitrage activity), while at the same time permitting a Foreign Fund, or its respective Master Fund, to maintain direct exposure to Component Securities of its Foreign Index.
A Fund, or its respective Master Fund,  may also invest up to 20% (“20% Asset Basket”) of its assets in certain index futures, options, options on index futures, swap contracts or other derivatives, as related to its respective Underlying Index and its Component Securities, cash and cash equivalents, other investment companies, as well as in securities and other instruments not included in its Underlying Index but which the Adviser believes will help the Fund, or its respective Master Fund, track its Underlying Index.
A Fund, or its respective Master Fund, may also engage in short sales24 in accordance with its investment objective.
A Fund, or its respective Master Fund, will utilize either a “replication strategy” or “representative sampling” as described below.  A Fund, or its respective Master Fund, using a “replication

23
A TBA Transaction is a method of trading mortgage-backed securities.  In a TBA Transaction, the buyer and seller agree on general trade parameters such as agency, settlement date, par amount and price.  The actual pools delivered generally are determined two days prior to the settlement date.

24
The Trust may issue Funds that seek to track Underlying Indexes constructed using 130/30 investment strategies (“130/30 Funds”) or other long/short investment strategies (“Long/Short Funds”).  Each Long/Short Fund will establish (i) exposures equal to approximately 100% of the long positions specified by the Long/Short Index (as defined below) and (ii) exposures equal to approximately 100% of the short positions specified by the Long/Short Index. Each 130/30 Fund will include strategies that: (i) establish long positions in securities so that total long exposure represents approximately 130% of a Fund’s, or its respective Master Fund’s, net assets; and (ii) simultaneously establish short positions in other securities so that total short exposure represents approximately 30% of such Fund’s, or its respective Master Fund’s net assets.  The Long/Short Funds and 130/30 Funds will operate as index funds in the same way as the other Funds described in this Application.

strategy” will invest in the Component Securities in its Underlying Index in the same approximate proportions as in the Underlying Index.  A Fund, or its respective Master Fund, utilizing representative sampling will hold some, but not necessarily all of the Component Securities of its Underlying Index.  From time to time, adjustments will be made in the portfolio of each Fund, or its respective Master Fund, in accordance with changes in the composition of the Underlying Index or to maintain RIC compliance (see the discussion below in subsection 2).  Applicants expect that the returns of each Fund, or its respective Master Fund, will have an annual tracking error of less than 5% relative to its Underlying Index.
A Fund, or its respective Master Fund, may utilize a representative sampling strategy with respect to its Underlying Index when a replication strategy might be detrimental to its Beneficial Owners, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow its Underlying Index which contains Component Securities too numerous to efficiently purchase or sell; or, in certain instances, when a Component Security becomes temporarily illiquid, unavailable or less liquid.  A Fund, or its respective Master Fund, using representative sampling will invest in what it believes to be a representative sample of the Component Securities in the Underlying Index, which will be selected by its Adviser and/or Sub-Adviser utilizing quantitative analytical procedures described below.  Under the representative sampling technique, each security is selected for inclusion in a Fund, or its respective Master Fund, through its Adviser’s or Sub-Adviser’s application of quantitative analytical procedures to give the Fund’s, or its respective Master Fund’s, portfolio an investment profile similar to that of its Underlying Index.  Securities are selected for inclusion in a Fund, or its respective Master Fund, following a representative sampling strategy to have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the Fund’s, or its respective Master Fund’s, Underlying Index taken in its entirety.  If the representative sampling technique is used, a Fund, or its respective Master Fund, will not be expected to track the performance of its Underlying Index with the same degree of accuracy as would an investment vehicle that invested in every Component Security of the Underlying Index with the same weighting as the Underlying Index.  An Adviser and/or Sub-Adviser may also use representative sampling to exclude less liquid Component Securities contained in the Underlying Index from a Fund’s, or its respective Master Fund’s, portfolio in order to create a more tradable portfolio and improve arbitrage opportunities.  Finally, the Fund, or its respective Master Fund, may realize savings in transaction costs or other efficiencies by gaining exposure to the return of an Underlying Index through the use of securities or instruments in its 20% Asset Basket.
2.           Securities in Fund’s 20% Asset Basket Not Included in its Underlying Index
    As discussed above in subsection 1, a Fund, or its respective Master Fund, may hold, as part of its 20% Asset Basket, securities and other financial instruments not included in its Underlying Index, but which the Fund’s, or its respective Master Fund’s, Adviser and/or Sub-Adviser believes will help the Fund, or its respective Master Fund, track the performance of its Underlying Index.  The following examples illustrate the circumstances in which a Fund, or its respective Master Fund, would hold Portfolio Securities that are not Component Securities of its Underlying Index.  First, in order to reflect various corporate actions (such as mergers) and other changes in the Fund’s, or its respective Master Fund’s, Underlying Index (such as reconstitutions), a Fund, or its respective Master Fund, may accept as Deposit Instruments (as defined below) securities that are publicly announced as additions to the Underlying Index prior to their actual date of inclusion in such Underlying Index.  Second, a Fund, or its respective Master Fund, may hold Portfolio Securities that have recently been deleted from the Underlying Index due to various corporate actions and reconstitutions.  Third, a Fund, or its respective Master Fund, may invest in securities that are not Component Securities of its Underlying Index when necessary to meet RIC diversification requirements.  For example, if an issuer represents a percentage of the Underlying Index that is in excess of the RIC single issuer limits, an Adviser and/or Sub-Adviser may invest in securities that are not Component Securities of its Underlying Index, but which the Adviser and/or Sub-Adviser believes have performance characteristics of the securities of that large issuer.  In such cases, the securities will be securities in the relevant region, country, industry, market, market segment or market sector tracked by its Underlying Index.
3.           Depositary Receipts
    The Funds, or their respective Master Funds, may invest in depositary receipts (“Depositary Receipts”) representing foreign securities in which they seek to invest. Depositary Receipts are typically issued by a financial institution (“Depositary”) and evidence ownership interests in a security or a pool of securities (“Underlying Securities”) that have been deposited with the Depositary.25  A Fund, or its respective Master Fund, will not invest in any Depositary Receipts that the Adviser and/or Sub-Adviser deems to be illiquid or for which pricing information is not readily available.
4.           Long/Short Funds
    Underlying Indexes that include both long and short positions in securities are referred to as “Long/Short Indexes.”  The Long/Short Indexes will employ a rules-based approach to determine the Component Securities, and the weightings of the Component Securities, in the long portion and the short portion of the Long/Short Index.  The Long/Short Indexes will have a well-developed, specified methodology, and have fully transparent Component Securities and weightings.  Each Long/Short Index will be a Domestic Index, Foreign Index or combination thereof.
Each Long/Short Fund, or its respective Master Fund, will establish (i) exposures equal to approximately 100% of the long positions specified by the Long/Short Index and (ii) exposures equal to approximately 100% of the short positions specified by the Long/Short Index.  The net investment exposure of each of the Long/Short Funds, or its respective Master Fund, will equal its net assets.

25
Depositary Receipts include American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”). With respect to ADRs, the Depositary is typically a U.S. financial institution and the Underlying Securities are issued by a foreign issuer.  The ADR is registered under the Securities Act on Form F-6.  ADR trades occur either on an Exchange or off-exchange.  The Financial Industry Regulatory Authority (“FINRA”) Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis.  With respect to GDRs, the Depositary may be a foreign or a U.S. entity, and the Underlying Securities may have a foreign or a U.S. issuer.  All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants or any other Fund, Adviser or Sub-Adviser will serve as the depositary bank for any Depositary Receipts held by a Fund (or its respective Master Fund), except a depositary bank that is deemed to be affiliated solely because a Fund owns greater than 5% of the outstanding voting securities of such depositary bank.

With respect to a Long/Short Fund’s long position, each Fund, or its respective Master Fund, expects to hold long positions in Component Securities from the long portion of the Long/Short Index.  With respect to a Long/Short Fund’s short position, each Fund, or its respective Master Fund, expects to hold short positions in Component Securities from the short portion (“Short Positions”) of the Long/Short Index.  Each Long/Short Fund, or its respective Master Fund, will invest at least 80% of its total assets in the Component Securities (including Depositary Receipts and TBA Transactions), including Short Positions, of the Long/Short Index.26  The remainder of each Long/Short Fund’s, or its respective Master Fund’s, assets will be its 20% Asset Basket and may be invested as described above.  To the extent required by Section 18(f) of the Act, Portfolio Securities and/or cash in a Long/Short Fund’s, or its respective Master Fund’s, portfolio would be segregated to cover Short Positions in the portfolio.27
5.           130/30 Funds
    Underlying Indexes that use a 130/30 investment strategy are referred to as “130/30 Indexes.”  The 130/30 Indexes will employ a rules-based approach to determine the Component Securities, and the weightings of the Component Securities, in the long portion and the short portion of the index.  The 130/30 Indexes will have a well-developed, specified methodology and have fully transparent Component Securities and weightings.  Each 130/30 Index will be a Domestic Index or Foreign Index or combination thereof.
Each 130/30 Fund, or its respective Master Fund, will establish (i) exposures to long positions in Component Securities equal in value to approximately 130% of total net assets and (ii) exposures to short positions in Component Securities equal in value to approximately 30% of total net assets, as specified by the underlying 130/30 Index.  The net investment exposure of each of the 130/30 Funds, or its respective Master Fund, will equal its net assets.

26	For purposes of this calculation, cash proceeds received from short sales are not included in total assets.

27
See Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979).  See also Robertson Stephens Investment Trust (pub. avail. Jan. 25, 1994) and Merrill Lynch Asset Management, L.P. (pub. avail. July 2, 1996).

With respect to a 130/30 Fund’s, or its respective Master Fund’s, long position, each Fund, or its respective Master Fund, expects to hold long positions in Component Securities from the long portion of the 130/30 Index.  With respect to a 130/30 Fund’s, or its respective Master Fund’s, short position, each Fund, or its respective Master Fund, expects to hold Short Positions.
Each Domestic 130/30 Fund, or its respective Master Fund, will hold at least 80% of its total assets in Component Securities that are specified for the long positions and short positions in its underlying Domestic 130/30 Index.28  By way of example, assuming total assets equal $100, the Domestic 130/30 Fund, or its respective Master Fund, would take at least $80 (i.e., 80%) and invest it directly in Component Securities specified as the long positions of its underlying Domestic 130/30 Index.  The Domestic 130/30 Fund, or its respective Master Fund, would then establish Short Positions in short positions dictated by the Domestic 130/30 Index.  In connection with the establishment of the Short Positions, the Domestic 130/30 Fund, or its respective Master Fund, would obtain $30 in cash, which it would expect to invest in additional Component Securities specified as long positions by its Domestic 130/30 Index.  It would then invest the remainder of its assets (i.e., $20) in Component Securities, non-Component Securities, or securities or instruments in its 20% Asset Basket, as deemed appropriate by the Adviser to track the Domestic 130/30 Index.  To the extent required by Section 18(f) of the Act, Portfolio Securities and/or cash in the Domestic 130/30 Fund’s, or its respective Master Fund’s, portfolio would be segregated to cover Short Positions in the portfolio and securities or instruments in the 20% Asset Basket.
Foreign 130/30 Funds, or their respective Master Funds, will invest at least 80% of their total assets in Component Securities that are specified for the long positions and short positions in their Foreign 130/30 Indexes or Depositary Receipts representing Component Securities that are specified for the long and short positions in their Foreign 130/30 Indexes. Fixed Income 130/30 Funds, or their respective Master Funds, will invest at least 80% of their total assets in Component Securities that are

28
Applicants use the following naming convention throughout the Application:  a Domestic Index that is a 130/30 Index is referred to as a “Domestic 130/30 Index” and a Fund that seeks to track a Domestic 130/30 Index is referred to as a “Domestic 130/30 Fund.”  This same naming convention is applied to Long/Short Funds and therefore a Foreign Index that is a Long/Short Index is referred to as a “Foreign Long/Short Index,” and a Fund that seeks to track a Foreign Long/Short Index is referred to as a “Foreign Long/Short Fund,” etc.

specified for the long positions and short positions in their Fixed Income 130/30 Indexes or TBA Transactions representing Component Securities that are specified for the long positions and short positions in their Fixed Income 130/30 Indexes.
The Long/Short Funds’ and 130/30 Funds’, or their respective Master Funds’, holdings of Short Positions, along with Portfolio Deposit information, will be provided in both the IIV File (as defined below), which will be available upon request, and in the full portfolio holdings disclosure, which will be on the Funds’ publicly available website (“Website”).  Given either the IIV File or the Website disclosure, anyone will be able to know in real time the intraday value of the Long/Short and 130/30 Funds. With respect to Long/Short and 130/30 Funds, or their respective Master Funds, the investment characteristics of any Short Positions used to achieve short and long exposures will be described in sufficient detail for market participants to understand the principal investment strategies of the Funds, or their respective Master Funds, and to permit informed trading of their Shares.

J.	Exchange Listing

The Trust will submit an application to list the Shares on an Exchange.  The Distributor will serve as principal underwriter only of the Creation Units of Shares and will not maintain a secondary market in Shares.  Shares traded on the Listing Exchange or other Exchange will be traded in a manner similar to Prior ETFs, and it is expected that one or more Exchange member firms will be designated by the Listing Exchange to act as Market Makers in Shares.  Shares of each Fund will be traded on an Exchange in a manner similar to that of other ETFs.
As long as each Fund operates in reliance on the requested Order, Shares will be listed on a Listing Exchange.  Shares may also be cross-listed on one or more foreign securities markets.

K.	Sales of Shares

1.	General

The Trust will be structured in a manner similar to all ETFs currently trading in the United States and therefore will offer, issue and sell Shares of each Fund to investors only in Creation Units through the Distributor on a continuous basis at the NAV per Share next determined after an order in proper form is received.  The NAV per Share of each Fund is expected to be determined as of the close of the regular trading session on the New York Stock Exchange (“NYSE”) (ordinarily 4:00 p.m. Eastern Time (“ET”)) (“Closing Time”) on each day that the NYSE is open.  Each Fund will sell and redeem Creation Units only on a “Business Day” which is defined as any day that the NYSE, the relevant Listing Exchange, the Trust and the custodian are open for business and includes any day that a Fund is required to be open under Section 22(e) of the Act.

2.           Purchase and Redemption of Creation Units

In order to keep costs low and, potentially, permit closer tracking of each Fund’s Underlying Index, Shares will be purchased and redeemed in Creation Units and generally on an in-kind basis. Accordingly, except where the purchase or redemption will include cash under the limited circumstances specified below, purchasers will be required to purchase Creation Units by making an in-kind deposit of specified instruments (“Deposit Instruments”), and shareholders redeeming their Shares will receive an in-kind transfer of specified instruments (“Redemption Instruments”).29
On any given Business Day, the names and quantities of the instruments that constitute the Deposit Instruments and the names and quantities of the instruments that constitute the Redemption Instruments will be identical, unless the Fund is Rebalancing (as defined below). In addition, the Deposit Instruments and the Redemption Instruments will each correspond pro rata to the positions in the Fund’s portfolio (including cash positions),30 except:

(a)	in the case of bonds, for minor differences when it is impossible to break up bonds beyond certain minimum sizes needed for transfer and settlement;

29
The Funds must comply with the federal securities laws in accepting Deposit Instruments and satisfying redemptions with Redemption Instruments, including that the Deposit Instruments and Redemption Instruments are sold in transactions that would be exempt from registration under the Securities Act. In accepting Deposit Instruments and satisfying redemptions with Redemption Instruments that are restricted securities eligible for resale pursuant to Rule 144A under the Securities Act, the Funds will comply with the conditions of Rule 144A.

30	The portfolio used for this purpose will be the same portfolio used to calculate the Fund’s NAV for that Business Day.

(b)	for minor differences when rounding is necessary to eliminate fractional shares or lots that are not tradeable round lots;31

(c)	TBA Transactions, short positions, derivatives and other positions that cannot be transferred in kind32 will be excluded from the Deposit Instruments and the Redemption Instruments;33

(d)	to the extent the Fund determines, on a given Business Day, to use a representative sampling of the Fund’s portfolio;34 or

(e)	for temporary periods, to effect changes in the Fund’s portfolio as a result of the rebalancing of its Underlying Index (any such change, a “Rebalancing”).

If there is a difference between the net asset value attributable to a Creation Unit and the aggregate market value of the Deposit Instruments or Redemption Instruments exchanged for the Creation Unit, the party conveying instruments with the lower value will also pay to the other an amount in cash equal to that difference (the “Balancing Amount”). A difference may occur where the market value of the Deposit Instruments or Redemption Instruments, as applicable, changes relative to the net asset value of the Fund for the reasons identified in clauses (a) through (e) above.
Purchases and redemptions of Creation Units may be made in whole or in part on a cash basis, rather than in kind, solely under the following circumstances:

(a)	to the extent there is a Balancing Amount, as described above;

(b)	if, on a given Business Day, the Fund announces before the open of trading that all purchases, all redemptions or all purchases and redemptions on that day will be made entirely in cash;

(c)	if, upon receiving a purchase or redemption order from an Authorized Participant, the Fund determines to require the purchase or redemption, as applicable, to be made entirely in cash;35

31	A tradeable round lot for a security will be the standard unit of trading in that particular type of security in its primary market.

32	This includes instruments that can be transferred in kind only with the consent of the original counterparty to the extent the Fund does not intend to seek such consents.

33	Because these instruments will be excluded from the Deposit Instruments and the Redemption Instruments, their value will be reflected in the determination of the Balancing Amount (defined below).

34
A Fund may only use sampling for this purpose if the sample: (i) is designed to generate performance that is highly correlated to the performance of the Fund’s portfolio; (ii) consists entirely of instruments that are already included in the Fund’s portfolio; and (iii) is the same for all Authorized Participants on a given Business Day.

35
In determining whether a particular Fund will sell or redeem Creation Units entirely on a cash or in-kind basis (whether for a given day or a given order), the key consideration will be the benefit that would accrue to the Fund and its investors. For instance, in bond transactions, the Adviser may be able to obtain better execution than Share purchasers because of the Adviser’s size, experience and potentially stronger relationships in the fixed income markets. Purchases of Creation Units either on an all cash basis or in-kind are expected to be neutral to the Funds from a tax perspective. In contrast, cash redemptions typically require selling portfolio holdings, which may result in adverse tax consequences for the remaining Fund shareholders that would not occur with an in-kind redemption. As a result, tax considerations may warrant in-kind redemptions.

(d)
if, on a given Business Day, the Fund requires all Authorized Participants purchasing or redeeming Shares on that day to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are not eligible for transfer through either the NSCC or DTC; or (ii) in the case of Foreign Funds holding non-U.S. investments, such instruments are not eligible for trading due to local trading restrictions, local restrictions on securities transfers or other similar circumstances; or

(e)
if the Fund permits an Authorized Participant to deposit or receive (as applicable) cash in lieu of some or all of the Deposit Instruments or Redemption Instruments, respectively, solely because: (i) such instruments are, in the case of the purchase of a Creation Unit, not available in sufficient quantity; (ii) such instruments are not eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting; or (iii) a holder of Shares of a Foreign Fund holding non-U.S. investments would be subject to unfavorable income tax treatment if the holder receives redemption proceeds in kind. 36

Each Business Day, before the open of trading on the Listing Exchange, the Fund will cause to be published through the NSCC the names and quantities of the instruments comprising the Deposit Instruments and the Redemption Instruments, as well as the estimated Balancing Amount (if any), for that day.37 The list of Deposit Instruments and Redemption Instruments will apply until a new list is announced on the following Business Day, and there will be no intra-day changes to the list except to correct errors in the published list.
3.           Transaction Fees
    Transaction expenses, including operational processing and brokerage costs, will be incurred by a Fund, or its respective Master Fund, when investors purchase or redeem Creation Units “in-kind” and such costs have the potential to dilute the interests of the Fund’s existing shareholders.

36	A “custom order” is any purchase or redemption of Shares made in whole or in part on a cash basis in reliance on clause (e)(i) or (e)(ii).

37	If the Fund is Rebalancing, it may need to announce two estimated Balancing Amounts for that day, one for deposits and one for redemptions.

Hence, each Fund will impose purchase or redemption transaction fees (“Transaction Fees”) in connection with effecting such purchases or redemptions of Creation Units.38  Since the Transaction Fees are intended to defray the transaction expenses as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Fees will be borne only by such purchasers or redeemers.  Where a Fund permits an “in-kind” purchaser to substitute cash in lieu of depositing one or more of the requisite Deposit Instruments, the purchaser may be assessed a higher Transaction Fee on the cash in lieu portion of its investment to cover the cost of purchasing such Deposit Instruments, including operational processing and brokerage costs, and part or all of the spread between the expected bid and offer side of the market relating to such Deposit Instruments.  The amounts of such Transaction Fees will be determined separately for each Fund.  The amount of the maximum Transaction Fee for each Fund will be set separately as discussed above.
Variations in the Transaction Fee may be imposed from time to time.  Any variations in the Transaction Fees will be imposed in accordance with Rule 22d-1 under the Act.  Transaction Fees will be limited to amounts that have been determined by the Adviser to be appropriate and will take into account transaction costs associated with the relevant Deposit Instruments and Redemption Instruments of the Funds.  In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.
4.           Section 12(d)(1) Disclosure
    Each individual Share is issued by its applicable Fund and, accordingly, the acquisition of any Share by an investment company, whether acquired from the applicable Fund or in the secondary market, ordinarily would be subject to the restrictions of Section 12(d)(1) of the Act.  However,

38
In a master-feeder structure, the Transaction Fees would be paid indirectly to the Master Fund.  Applicants are not requesting relief from Section 18 of the Act.  Accordingly, a Master Fund may require a Transaction Fee payment to cover expenses related to purchases or redemptions of the Master Fund’s shares by a Feeder Fund only if it requires the same payment for equivalent purchases or redemptions by any other feeder fund.  Thus, for example, a Master Fund may require payment of a Transaction Fee by a Feeder Fund for transactions for 20000 or more shares so long as it requires payment of the same Transaction Fee by all feeder funds for transactions involving 20000 or more shares.

Applicants are requesting an exemption from Section 12(d)(1) of the Act in this Application.  See Section IV.B.1 herein.
5.           Purchase of Creation Units; General
    All orders to purchase Shares of a Fund in Creation Units must be placed with the Distributor by or through an “Authorized Participant” which is either:  (1) a “Participating Party,” i.e., a broker-dealer or other participant in the Continuous Net Settlement (“CNS”) System of the National Securities Clearing Corporation (“NSCC”), a clearing agency registered with the Commission, or (2) a Participant in DTC, which, in either case, has signed a “Participant Agreement” with the Distributor.  An Authorized Participant is not required to be a member of an Exchange.  The Distributor will be responsible for transmitting the orders to the Funds and will furnish to those placing such orders confirmation that the orders have been accepted, but the Distributor may reject any order which is not submitted in proper form.  Subsequent to the acceptance of an order to purchase Shares in Creation Units, upon delivery of the requisite Portfolio Deposit, as defined below, the Distributor will instruct the applicable Fund to initiate “delivery” of the appropriate number of Shares of the applicable Fund to the book-entry account specified by the entity placing the order.  The Distributor also will be responsible for delivering the Fund’s Prospectus to those persons purchasing Shares in Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it.  In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement the delivery of its Shares.
6.           Payment Requirements for Creation Units
    Creation Units may be purchased only by or through an Authorized Participant that has entered into a Participant Agreement.  An investor does not have to be an Authorized Participant, but must place an order through, and make appropriate arrangements with, an Authorized Participant.  Authorized Participants making payment for Creation Units of Shares of any Domestic Equity Fund placed through the Distributor must either:  (1) initiate instructions pertaining to the requisite Deposit Instruments and cash, as determined in accordance with the procedures described in Section II.K.2 of the

Application (collectively referred to herein as a “Portfolio Deposit”) through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units of Shares (such process being referred to herein as the “NSCC Clearing Process”) or (2) deposit Portfolio Deposits with the Fund “outside” the NSCC Clearing Process through the facilities of DTC (“DTC Facilities”).
7.           Placement and Acceptance of Creation Unit Purchase Orders
         All orders to purchase Creation Units, whether through the NSCC Clearing Process, or “outside” the NSCC Clearing Process through DTC Facilities or otherwise, must be received by the Distributor no later than the order cut-off time designated as such in the Participant Agreement (“Order Cut-Off Time”) on the relevant Business Day, in each case on the date such order is placed (“Transmittal Date”) in order for creation of Creation Units to be effected based on the NAV per Share of the relevant Funds as determined on such date.  In the case of custom orders, the order must be received by the Distributor no later than 3:00 p.m. ET.
The NSCC Clearing Process is not currently available for purchases (or redemptions) of Foreign Funds (except for those Funds, or their respective Master Funds, holding portfolios exclusively comprised of ADRs).  Accordingly, Authorized Participants making payment for orders of Creation Units of Shares of Foreign Funds must have international trading capabilities and must effect such transactions “outside” the NSCC Clearing Process.  Once the Fund’s custodian has been notified of an order to purchase, it will provide such information to the relevant sub-custodian(s) of each such Foreign Fund.
The Fund’s custodian shall cause the sub-custodian(s) of each such Foreign Fund to maintain an account into which the Authorized Participant shall deliver, on behalf of itself or the party on whose behalf it is acting, the Portfolio Deposit.  Deposit Instruments must be maintained by the applicable local sub-custodian(s).  Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor, as principal underwriter, from an Authorized Participant on its own or another investor’s behalf by the Closing Time on the date such request is submitted.

Except as described below, the Shares and Deposit Instruments of Fixed Income Funds will clear and settle in the same manner as the Shares and Deposit Instruments of Equity Funds.  The NSCC Clearing Process is not currently available for ETFs that invest in fixed income securities. Therefore, transactions must be effected “outside” the NSCC Clearing Process.  Deposit Instruments that are U.S. government or U.S. agency securities and any cash will settle via free delivery through the Federal Reserve System.  Non U.S. fixed income securities will settle in accordance with the normal rules for settlement of such securities in the applicable non U.S. market.  The Shares will settle through DTC.  The Custodian will monitor the movement of the underlying Deposit Instruments or cash and will instruct the movement of Shares only upon validation that such securities or cash have settled correctly.  The settlement of Shares will be aligned with the settlement of the underlying Deposit Instruments or cash and, except as discussed below with respect to Portfolio Securities traded in foreign markets, will generally occur on a settlement cycle of T+3 Business Days or shorter, at the sole discretion of the Trust on behalf of each Fixed Income Fund.39  Applicants do not believe the issuance and settlement of Creation Units in the manner described above will have any material impact on the arbitrage efficiency or the secondary market trading of Shares of the Fixed Income Funds.  Each Fund may recoup the settlement costs charged by NSCC and DTC by imposing Transaction Fees on investors purchasing or redeeming Creation Units.
Subject to the conditions that (i) a properly completed irrevocable purchase order has been submitted by the Authorized Participant (either on its own or another investor’s behalf) not later than

39
Applicants note that Shares of the Fixed Income Funds typically will trade and settle on a trade date plus three business days (“T+3”) basis. Where this occurs, Applicants believe that Shares of each Fixed Income Fund will trade in the secondary market at prices that reflect interest and coupon payments on Portfolio Securities through the Shares’ T+3 settlement date. As with other investment companies, the Act requires the Fixed Income Funds to calculate NAV based on the current market value of portfolio investments, and does not permit the Fixed Income Funds to reflect in NAV interest and coupon payments not due and payable. Therefore, to the extent that Shares of the Fixed Income Funds may trade in the secondary market at a price that reflects interest and coupon payments due on a T+3 settlement date, Applicants anticipate that such Shares may trade in the secondary market at a slight premium to NAV that reflects these interest and coupon payments. Applicants do not believe that this apparent premium will have any impact on arbitrage activity or the operations of the Fixed Income Funds. The Market Makers (and other institutional investors) who would take advantage of arbitrage activity have full access to this information and regularly consider such information when buying an individual bond or baskets of fixed income securities.

the Closing Time on the Transmittal Date, and (ii) arrangements satisfactory to the applicable Fund are in place for payment of the Balancing Amount and any other cash amounts which may be due under the procedures described in Section II.K.2., the applicable Fund will accept the order, subject to its right (and the right of the Distributor, its Adviser and its Sub-Adviser) to reject any order not submitted in proper form.
A Creation Unit of a Fund will not be issued until the transfer of good title to the Fund of the Portfolio Deposit has been completed.  Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant notwithstanding the fact that the corresponding Portfolio Deposits have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Instruments as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral.  The Participant Agreement will permit the Fund, or its respective Master Fund, to use such collateral to buy the missing Deposit Instruments at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund, or its respective Master Fund, of purchasing such securities and the value of the collateral.  The Fund’s Statement of Additional Information (“SAI”) may contain further details relating to such collateral procedures.
8.           Rejection of Creation Unit Purchase Orders
    As noted above, the Distributor may reject any order to purchase Creation Units for any reason, including if an order to purchase Shares is not submitted in proper form.  In addition, a Fund may reject a purchase order transmitted to it by the Distributor if:

(i)	the purchaser or group of related purchasers, upon obtaining the Creation Units of Shares of a Fund order, would own eighty percent (80%) or more of the outstanding Shares of such Fund;

(ii)	the acceptance of the Portfolio Deposit would have certain adverse tax consequences, such as causing the Fund no longer to meet RIC status under the Code for federal tax purposes;

(iii)	the acceptance of the Portfolio Deposit would, in the opinion of the Fund, be unlawful, as in the case of a purchaser who was banned from trading in securities;

(iv)
the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Fund, its Adviser and/or Sub-Advisers, have an adverse effect on the Fund or on the rights of the Fund’s Beneficial Owners; or

(v)
there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units of Shares for all practical purposes.  Examples of such circumstances include:  acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outage resulting in telephone, telecopy and computer failures; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Funds, the Adviser, any Sub-Adviser, the Transfer Agent, the Custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

L.	Pricing

The price of Shares trading on an Exchange will be based on a current bid/offer market.  The price of Shares of each Fund, like the price of all traded securities, will be subject to factors such as supply and demand, as well as the current value of the Portfolio Securities held by such Fund, or its respective Master Fund.  In addition, Shares are available for purchase or sale on an intraday basis on an Exchange and do not have a fixed relationship to the previous day’s NAV per Share or the current day’s NAV per Share.  Prices on an Exchange therefore may be below, at, or above the most recently calculated per share NAV of such Shares.  No secondary sales will be made to brokers or dealers at a concession by the Distributor or by a Fund.  Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage commissions and charges.
Applicants believe that the existence of a continuous trading market on an Exchange for Shares, together with the publication by the Exchange of the current market value of the sum of the Deposit Instruments and the estimated Balancing Amount, will be features of each Fund particularly attractive to certain types of investors.  Applicants intend to emphasize these features in the marketing of Shares.

M.	Redemption

Beneficial Owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through the applicable Fund.  Redemption requests must be placed by or through an Authorized Participant.  Creation Units will be redeemable at their NAV per individual Share next determined after receipt of a request for redemption by the applicable Fund.40
Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except as provided by Section 22(e) of the Act, except as may be permitted under the relief requested herein in connection with Foreign Funds (See Section IV.A.4).
Redemption of Shares in Creation Units will be subject to a Transaction Fee imposed in the same amount and manner as the Transaction Fee incurred in purchasing such Shares. Redemption of Shares may be made either through the NSCC Clearing Process (with respect to Domestic Funds only) or “outside” the NSCC Clearing Process through DTC Facilities or otherwise (with respect to Domestic Funds or Foreign Funds).  As discussed herein, a redeeming investor will pay a Transaction Fee to offset the Fund’s trading costs, operational processing costs, brokerage commissions and other similar costs incurred in transferring the Portfolio Securities from its account to the account of the redeeming investor.  An entity redeeming Shares in Creation Units “outside” the NSCC Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Clearing Process.  A redeeming investor receiving cash in lieu of one or more Portfolio Securities may also be assessed a higher Transaction Fee on the cash in lieu portion to cover the costs of selling such securities, including all the costs listed above plus all or part of the spread between the expected bid and offer side of the market relating to such Portfolio Securities. This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units.
To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit to be redeemed to the Distributor, on behalf of the Fund, by the closing time of the regular trading session on the Exchange on the date such redemption request is submitted, the Distributor will

40	Feeder Funds will redeem shares from the appropriate Master Fund and then deliver to the redeeming shareholder the applicable redemption payment.

nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of collateral.  The Participant Agreement will permit the relevant Fund, or its respective Master Fund, to use such collateral to purchase the missing Shares or acquire the Portfolio Deposit underlying such Shares, and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund, or its respective Master Fund, of acquiring such Shares or Portfolio Deposit and the value of the collateral.
A redemption request “outside” the NSCC Clearing Process will be considered to be in proper form if (i) a duly completed request form is received by the Distributor from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by the Fund (currently expected to be 4:00 p.m. ET), and (ii) arrangements satisfactory to the Fund are in place for the Authorized Participant to transfer or cause to be transferred to the Fund the Creation Unit of such Fund being redeemed through the book-entry system of DTC on or before contractual settlement of the redemption request.
In the case of Shares of Foreign Funds, upon redemption of Creation Units and taking delivery of the Redemption Instruments into the securities account of the redeeming shareholder or an Authorized Participant acting on behalf of such investor, such person must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of such Redemption Instruments are customarily traded.

N.	Dividend Reinvestment Service

No Fund will make DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds but certain individual brokers may make a dividend reinvestment service available to their clients.

O.	Shareholder Transaction and Distribution Expenses

No sales charges for purchases of Creation Units of any Fund are contemplated.  As indicated above in Section II.M. “Redemption,” each Fund will charge a Transaction Fee only to those investors purchasing and redeeming Shares in Creation Units.  Investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses.  Each Fund is authorized to implement a plan under Rule 12b-1 of the Act of up to 25 basis points, calculated on the average daily NAV of each Fund.

P.	Shareholder Reports

Each Fund will furnish to DTC Participants for distribution to Beneficial Owners of Shares notifications with respect to each distribution, as well as an annual notification as to the tax status of such Fund’s distributions.  Each Fund will also furnish to DTC Participants, for distribution to Beneficial Owners of Shares, the Fund’s annual report containing audited financial statements, as well as copies of annual and semiannual shareholder reports.

Q.	Availability of Information Regarding Shares and Underlying Indexes

On each Business Day, the list of the names and quantities of the instruments comprising the Deposit Instruments, the Redemption Instruments, and the estimated Balancing Amount for that day, per individual outstanding Share of each Fund, will be made available on the Website.  The Funds’ administrator will provide an estimated Balancing Amount, adjusted through the close of the trading day, to the relevant Listing Exchange.  Each Listing Exchange or other major market data provider will disseminate, every 15 seconds during regular Exchange trading hours, through the facilities of the Consolidated Tape Association, an amount for each Fund representing the sum of (i) the estimated Balancing Amount and (ii) the current value of the Deposit Instruments and any Short Positions, on a per individual Share basis.  The Listing Exchange will not be involved in, or be responsible for, the calculation of the estimated Balancing Amount nor will it guarantee the accuracy or completeness of the estimated Balancing Amount.  No Fund will be involved in, or responsible for, the calculation or dissemination of the sum of the estimated Balancing Amount and the current value of the Deposit Instruments, and will make no warranty as to its accuracy.
Applicants expect that the value of the Underlying Indexes will be disseminated by the relevant Listing Exchange or such other organization authorized by the Index Provider in accordance with

Commission and Exchange requirements.  Applicants expect the same from the Index Providers of future Underlying Indexes and future primary Listing Exchanges.  In addition, these organizations will disseminate values for each Underlying Index once each trading day based on closing prices in the relevant exchange market.  In addition to the information made available as described above in Section II.K.2, each Fund will make available on a daily basis information regarding the Deposit Instruments and the Redemption Instruments, as well as the estimated Balancing Amount (if any) through other means. 41  In addition, the Website will publish free of charge (or provide a link to another website that will publish free of charge) (i) the Component Securities of each Affiliated Index for which an Affiliated Index Fund, or its respective Master Fund, seeks to track and their respective weightings in each Affiliated Index as of the close of the prior Business Day and (ii) the Portfolio Securities held by each Affiliated Index Fund, or its respective Master Fund, and their respective weightings.
Because bonds typically trade through “over-the-counter” or “OTC” transactions, information about the intra-day prices of such bonds comes from a variety of sources.  With respect to Fixed Income Funds, this information includes: (i) executed bond transactions as reported on the FINRA’s Trace Reporting and Compliance System (“TRACE” or the “TRACE System”); (ii) intra-day prices obtained directly from broker-dealers, and/or (iii) intra-day prices obtained from subscription services, such as Bloomberg. For these purposes, “intra-day prices” may include executed transaction prices, executable prices or indicative prices, all of which are available to Authorized Participants and

41
The NSCC’s system for the receipt and dissemination to its participants of the Deposit Instruments and Redemption Instruments was designed for portfolios consisting entirely of equity or fixed income securities, cash and money market instruments. As a result, it is not currently capable of processing information with respect to Short Positions. Therefore, for the Long/Short Funds and 130/30 Funds, the Adviser will provide full portfolio holdings disclosure on the Website and will develop an “IIV File,” which it will use to disclose the Funds’, or their respective Master Funds’, full portfolio holdings, including of Short Positions, until such time (or perhaps longer, if the Trust deems it advisable) as the NSCC can process such information.  Before the opening of business on each Business Day (i) the Trust, Adviser or other third party, on the Trust’s behalf, will make the IIV File available by email upon request; and (ii) the Adviser will disclose on the Website the identities and quantities of Portfolio Securities of each Long/Short Fund or 130/30 Fund, or its respective Master Fund, that will form the basis for the Funds’ calculation of NAV at the end of the Business Day. The information on the Website will be the same as that disclosed to Authorized Participants in the IIV File, except that (a) the information provided on the Website will be formatted to be reader-friendly and (b) the portfolio holdings data on the Website will be calculated and displayed on a per Fund basis, while the information in the IIV File will be calculated and displayed on a per Creation Unit basis.

other investors from major broker-dealers. “Executed transaction prices,” as the term suggests, are the prices at which completed bond transactions actually occurred, such as those executed transactions reported on TRACE or other transaction reporting systems. “Executable quotations” are price quotations provided by broker-dealers that indicate the price at which such broker-dealer would buy or sell a specified amount of securities. “Indicative quotations” are price quotations provided by broker-dealers that, while not necessarily executable, provide an indication of the price at which such broker-dealer would buy or sell a specified amount of securities.
As previously noted, one source of intra-day U.S. bond prices is the TRACE system.  The TRACE system reports executed prices on corporate bonds.  The development of the TRACE system provides evidence that transparency in the U.S. bond market is increasing.  TRACE reported prices are available without charge on the FINRA’s website on a “real time” basis (subject to a fifteen minute delay as of July 1, 2005) and also are available by subscription from various information providers (e.g., Bloomberg).  In addition, Authorized Participants and other market participants, particularly those that regularly deal or trade in bonds have access to intra-day bond prices from a variety of sources other than TRACE.  One obvious source of information for Authorized Participants is their own trading desks.  Applicants understand that many Authorized Participants already make markets in the bonds included in the Underlying Indexes and that, when acting as such, they have access to intra-day bond prices through their own trading desks and will be able to assess the intra-day value of each Fund’s Deposit Instruments using this information.  Market participants, particularly large institutional investors, regularly receive executable and indicative quotations on bonds from broker-dealers.  Authorized Participants and other market participants also can obtain bond prices by subscription from third parties through on-line client-based services.42

42
“[M]ost professional market participants, dealers, investors and issuers have access to reliable bond price data through commercial vendors.”  Statement of William H. James of the Bond Market Association before the House Committee on Commerce Subcommittee on Finance and Hazardous Materials, September 29, 1998, reported in The Bond Market Association—Legislative Issues (discussing the increasing availability of pricing information in all sectors of the bond market).

As discussed herein, the Website, accessible to all investors at no charge, will publish the current version of the Prospectus and SAI, the Portfolio Securities and relevant Underlying Index for each Fund, the prior business day’s NAV per Share and the market closing price or the Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV per Share, the Component Securities of the relevant Underlying Index and a description of the methodology used in its computation will be maintained.  The Website will be publicly available prior to the public offering of Shares.  A variety of data such as total cash amount per Creation Unit, Shares Outstanding and NAV per Share with respect to each Fund will also be disseminated on a daily basis by means of CTA and CQ High Speed Lines.
The closing prices of each Fund’s Deposit Instruments, Redemption Instruments and Short Positions will be readily available from, as applicable, the relevant Listing Exchange, automated quotation systems, published or other public sources, such as TRACE, or on-line information services such as Quotron, Bloomberg or Reuters.  Similarly, information regarding market prices and volume of Shares will be broadly available on a real time basis throughout the trading day.  In addition, Applicants expect, given the past history of other Prior ETFs, that Shares will be followed closely by stock market and mutual fund professionals as well as investment advisers, who will offer their analysis of why investors should purchase, hold, sell or avoid Shares.  In conclusion, Exchange listing of Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

R.	Sales and Marketing Materials; Prospectus Disclosure

Applicants will take appropriate steps as may be necessary to avoid confusion in the public’s mind between a Fund and a conventional “open-end investment company” or “mutual fund.” Although the Trust will be classified and registered under the Act as an open-end management investment company, no Fund will be marketed or otherwise held out as a “mutual fund,” in light of the features, described in this Application, that make each Fund significantly different from what the investing public associates with a conventional mutual fund.  Instead, each Fund will be marketed as an “exchange-traded fund.” No Fund marketing materials (other than as required in the Fund’s Prospectus) will reference an “open-end fund” or “mutual fund,” except to compare and contrast a Fund with conventional mutual funds. Further, in all marketing materials where the features or method of obtaining, buying or selling Shares traded on an Exchange are described, there will be an appropriate statement or statements to the effect that Shares are not individually redeemable.
None of the Funds will be advertised or marketed as open-end investment companies, i.e., as mutual funds, which offer individually redeemable securities. Any advertising material where features of obtaining, buying or selling Creation Units are described or where there is reference to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from a Fund and tender those Shares for redemption to a Fund in Creation Units only.
Applicants note that the Trust has series of traditional mutual funds in addition to the Funds. Applicants believe that the potential for confusion is very limited, in part because retail investors will acquire Shares of the Funds and shares of traditional mutual funds through different channels. Most retail investors acquire shares of the traditional funds directly from the Trust, whereas it is expected that most retail investors will acquire Shares of the Funds in secondary market purchases through brokers. It is unlikely, therefore, that investors will confuse the two. In addition, ETFs have been in existence for approximately twenty years, with many of these funds so popular that they consistently are among the highest volume securities on the Exchanges on which they trade. From all available evidence, it appears that investors are familiar with the concept of ETF shares and understand the fundamental differences between them and conventional mutual fund shares. Thus, Applicants believe that the potential for confusion is very limited.
Notwithstanding the limited potential for confusion, Applicants intend to take numerous steps to ensure that investors clearly understand the differences between the Funds and any other series of the Trust.

•	Separate Prospectuses: No Fund will be in the same Prospectus as a traditional mutual fund. However, multiple Funds may be in the same Prospectus.

•	Separate SAIs: No Fund will be in the same SAI as a traditional mutual fund. However, multiple Funds may be in the same SAI.

•
No reference to Shares as mutual fund investments: The Shares will not be marketed as a mutual fund investment. Marketing materials may refer to Shares as an interest in an investment company or fund, but will not make reference to an “open-end fund” or “mutual fund” except to compare or contrast the Shares with conventional mutual funds. Where appropriate there may be express disclosure that Shares are not a mutual fund product.

•
Limitations on joint advertising: Applicants will not market conventional mutual fund shares and Shares in the same advertisement or marketing material without disclosure explaining the relevant features and highlighting the differences of the Shares and the mutual fund shares. (This representation would not prohibit Applicants from publishing educational or marketing materials comparing or contrasting conventional mutual fund shares and Shares.)

As noted above, the Funds may operate in a master-feeder structure. Under such circumstances, the Feeder Funds would operate, and would be marketed, as ETFs. Applicants do not believe the master-feeder structure contemplated in this Application would be confusing to investors because any additional feeder fund that is a traditional mutual fund or other pooled investment vehicle would be marketed separately. Further, as noted above, ETFs are no longer new or novel products, and Applicants believe investors are aware of the differences between ETFs and traditional mutual funds. In addition, functionally similar structures are currently offered in the market without giving rise to investor confusion.43 Notwithstanding the limited potential for investor confusion, Applicants will take numerous steps to ensure that investors are not confused. Specifically, the Prospectus for each Feeder Fund will clearly indicate that the Feeder Fund is an ETF, each Feeder Fund will have a Prospectus separate and distinct from any other feeder funds, and as required by the conditions herein, the Feeder Funds will not be marketed as mutual funds.  Applicants believe that the efforts outlined above will ensure that every interested investor will understand the differences between the Funds and any Feeder Funds.

43	See In the Matter of Vanguard Index Funds, et al., Investment Company Release No. 24789 (Dec. 12, 2000).

The Funds will provide copies of their annual and semi-annual shareholder reports to DTC participants for distribution to shareholders. The above policies and format will also be followed in all reports to shareholders.

S.	Procedure by Which Shares Will Reach Investors; Disclosure Documents

Based on the experience of Prior ETFs, Applicants expect that there will be several categories of market participants who are likely to be interested in purchasing Creation Units of a Fund.  One is the institutional investor that desires to keep a portion of its portfolio indexed to the relevant Underlying Index and finds Shares a cost effective means to do so, with the added benefit of exchange-traded liquidity should it wish to sell some or all of its holding.  Institutional investors may also wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as the arbitrageurs discussed in the next sentence.  The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares on an Exchange versus the aggregate value of the Portfolio Securities held by such Fund, or its respective Master Fund.  Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged.  Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market, as well as keep the market price of Shares close to their NAV per Share.  Lastly, Applicants observe that Market Makers, acting in their roles to provide a fair and orderly secondary market for the Shares, may from time to time find it appropriate to purchase or redeem Creation Units in connection with their market-making activities.
In the above examples, those who purchase Shares in Creation Units may hold such Shares or may, at the time of purchase or at a later time, sell such Shares into the secondary market.  Applicants expect that secondary market purchasers of Shares will include both institutional investors and “retail” investors for whom such Shares provide a useful, “retail-priced” exchange-traded mechanism for investing in the country, industry, market, market segment or market sector represented by the relevant

Underlying Index.  The price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help to ensure that Shares will not trade at a material discount or premium in relation to their NAV per Share.
As described above, Shares in Creation Units will be offered continuously to the public.  Because new Shares may be created and issued on an ongoing basis, at any point during the life of the relevant Fund, a “distribution,” as such term is used in the Securities Act, may be occurring.  Some activities on the part of broker-dealers and other persons may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act.  For example, a broker-dealer firm and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent individual Shares, and sells such Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares.  A determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular cases.
Dealers who are not “underwriters,” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the Securities Act.44
The Distributor will act as coordinator in connection with the production and distribution of such materials to broker-dealers and will make generally known among the broker-dealer community

44
Applicants note that prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a Prospectus (until such Prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in Shares (pursuant to Section 4(4) of the Securities Act).  Also, firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Exchange in connection with a sale on such Exchange, is satisfied by the fact that the Fund’s Prospectus and SAI are available at such Exchange upon request.  The Fund’s Prospectus also will note that the prospectus-delivery mechanism provided in Rule 153 is only available with respect to transactions on the Listing Exchange.

that a current version of such Fund’s Prospectus and SAI may be obtained through the Distributor.  Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor.  Additionally, the Distributor will arrange to deliver the Fund’s Prospectus and SAI to the Listing Exchange, where they will be available for review by investors.

T.	Master-Feeder Structure

1.	In-Kind Transactions in a Master-Feeder Structure

As discussed above, Applicants currently anticipate that certain Funds will operate in a master-feeder structure, substantially identical to the structures permitted under Section 12(d)(1)(E) of the Act. Each Master Fund would also operate as a traditional mutual fund, issuing and redeeming shares in accordance with the requirements of Section 22 of the Act and the rules promulgated thereunder. However, Applicants request that the exemption from Section 22(e) requested herein apply to both the Funds and their respective Master Funds. The shareholders of the Master Fund are currently anticipated to be exclusively (i) other investment companies or other pooled investment vehicles that are in the same group of investment companies as the Feeder Fund45 and (ii) other institutional investors, such as separate accounts managed by the Adviser, and the interests in the Master Fund will be sold to and redeemed by each of the Master Fund’s shareholders on the same terms and will carry the same rights.  From the investor’s perspective, the creation and redemption process will be unaffected by the master-feeder structure. For creations, an investor will deliver a basket consisting of in-kind securities and/or cash to the Feeder Fund, and the Feeder Fund will, in turn, deliver the basket to the Master Fund in exchange for interests in the Master Fund. Redemptions will work the same way, but in reverse. At no point will securities delivered in-kind to a Feeder Fund settle to the account of the Feeder Fund, nor will a Feeder Fund hold any investment other than the securities of its corresponding Master Fund.

45	The requested exemption from Section 22(e) would only apply to in-kind redemptions by the Feeder Funds and would not apply to in-kind redemptions by other feeder funds.

2.           No Senior Securities

While shareholders of the Feeder Funds may have different rights of redemption versus shareholders of a traditional mutual fund feeder fund in accordance with the Master-Feeder Relief requested in this Application, the relief requested in this Application will not result in any shareholders of any Master Fund having different rights relative to other shareholders of the same Master Fund. Specifically, the Master Fund will not require, but rather will permit, any shareholder feeder fund, including a Feeder Fund, to redeem in-kind. Similarly, the Master Fund will not require, but rather will permit, all shareholder feeder funds, including a Feeder Fund, to purchase and redeem shares in large aggregations. As a result, the proposed structure does not give rise to a senior security and should not raise any concerns under Section 18 of the Act.

III.	RELIEF REQUESTED RELATED TO THE ESTABLISHMENT AND OPERATION OF THE FUNDS AS ETFS AND PURCHASES AND SALES OF THEIR SHARES IN EXCESS OF THE LIMITS IMPOSED BY SECTION 12(d)(1) OF THE ACT.

A.	Summary of this Application Relating to the Establishment and Operation of the Funds as ETFs

Applicants seek an Order from the Commission permitting (1) the Funds to issue Shares that are redeemable in Creation Units only; (2) secondary market transactions in Shares on an Exchange at negotiated prices, rather than at the current offering price as described in the Fund’s Prospectus; (3) certain affiliated persons of each Fund to deposit securities into, and receive securities from, each Fund in connection with the purchase and redemption of Creation Units, all as more fully set forth below; and (4) a Foreign Fund to provide payment or satisfaction of redemption requests in periods exceeding seven days in certain circumstances.
The Relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

“if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of. . . [the Act].”

Applicants believe that Shares of each Fund will afford significant benefits in the public interest.  Among other benefits, availability of Shares should provide increased investment opportunities, which should encourage diversified investment; provide in the case of individual tradable Shares, a relatively low-cost, market-basket security for small and middle-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only closing prices; make available a vehicle that would track the selected Underlying Indexes more closely than most alternative market-basket investments due, in part, to the realization of efficiencies, cost savings and economies of scale; provide a security that should be freely available in response to market demand; provide competition for comparable products available in both foreign and U.S. markets; attract capital to the U.S. markets; provide enhanced liquidity; facilitate the implementation of diversified investment management techniques; and a more tax efficient investment vehicle than most traditional mutual funds or closed-end funds.
The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.”46  The Shares proposed to be offered would provide to both retail and institutional investors new exchange-traded investment company products representing interests in targeted securities markets.  As such, Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c).
Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints and within the substantive limits of exemptive relief previously granted to others.  They have concluded that in-kind redemption of Creation Units of the Funds to the maximum extent practicable as described herein will be essential in order to minimize the need for selling securities of a Fund’s, or its respective Master Fund’s, portfolio to meet

46	Investment Company Act Release No. 17534 (June 15, 1990), at 84.

redemptions, to permit the maximum amount of resources of each Fund, or its respective Master Fund, to be used to track the Underlying Index and to alleviate the inappropriate taxation of ongoing shareholders.
With respect to the exemptive relief specified below regarding Sections 17(a)(1) and 17(a)(2), relief is requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

“the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned. . . and the proposed transaction is consistent with the general purposes of [the Act].”

The sale and redemption of Creation Units of each Fund is on the same terms for all investors, whether or not such investor is an affiliate.  In each case, Creation Units are sold and redeemed by each Fund at their NAV.  The Portfolio Deposit for a Fund is based on a standard applicable to all investors and valued in the same manner in all cases.  Further, except as described above in Section II.K.2, Deposit Instruments and Redemption Instruments will be the same for each purchaser or redeemer regardless of their identity and will correspond pro rata to a Fund’s Portfolio Securities. Such transactions do not involve “overreaching” by an affiliated person.  Accordingly, Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the policy of each Fund as described herein and are consistent with the general purposes of the Act.
Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act.  The exemptions and Order requested are also substantially similar to those granted in Prior ETF Orders.

B.	Summary of this Application with Respect to Section 12(d)(1) of the Act

           Applicants also seek an Order from the Commission permitting both Investing Management Companies and Investing Trusts to acquire Shares of the Funds beyond the limits of Section 12(d)(1)(A) of the Act and permitting such Funds, their Distributor and Brokers to sell Shares of each such Fund to Funds of Funds in excess of the limits of Section 12(d)(1)(B) of the Act.47 Applicants are also seeking Master-Feeder Relief  to permit the Feeder Funds to engage in in-kind securities transactions with corresponding Master Funds. In addition, pursuant the Act.47 Applicants are also seeking Master-Feeder Relief  to permit the Feeder Funds to engage in in-kind securities transactions with corresponding Master Funds. In addition, pursuant to Sections 6(c) and 17(b), Applicants request an exemption from Section 17(a) of the Act to permit each Fund to sell its Shares to, and redeem its Shares from, a Fund of Funds that owns 5% or more of the Fund’s Shares.
            The 12(d)(1) Relief is requested pursuant to Section 12(d)(1)(J) of the Act.  Applicants submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) coincident with the evolution of investment companies investing in other investment companies.  Applicants submit that the structure of the proposed transaction as well as the proposed conditions to the relief from the limitations of Section 12(d)(1) requested in this Application, including the requirement that Funds of Funds enter into a FOF Participation Agreement (as defined below), adequately address the concerns underlying the applicable limits in Section 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants believe that the exemptions requested from Section 12(d)(1) as set forth in this Application are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. Applicants assert that the Relief and Order requested is virtually identical to that granted to the Prior ETFs.

47
The Funds, other than Funds in which a Fund of Funds invests beyond the limits of Section 12(d)(1)(A) and (B) of the Act, may themselves invest in other investment companies in excess of the limits imposed by Section 12(d)(1) of the Act in a manner consistent with the relevant Fund’s investment objective.  However, the 12(d)(1) Relief requested herein does not relate to such investments.

C.	Benefits of the Proposal

1.	General

The typical ETF allows investors to trade a standardized portfolio of securities in a size comparable to a share of common stock.  Trading in exchange-basket products is an important investment strategy, due in part to the widely acknowledged benefits of diversification and in part to the attraction of baskets selected from a market segment or industry sector that investors want to incorporate into their portfolio to express a specific investment theme or to participate in an economic/investment trend.  The popularity of current ETFs, including but not limited to the Prior ETFs, all of which are basket products, is ample testimony to the fact that this basket structure has proven attractive to investors.

2.	Intra-Day Trading

Investors have also been drawn to the liquidity provided by many ETFs.  In contrast to traditional open-end mutual funds which do not provide investors the ability to trade throughout the day, Shares of the Funds will be listed on an Exchange and will trade throughout the Listing Exchange’s regular trading hours.  Applicants believe that the price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help prevent Shares from trading at a material discount or premium in relation to their NAV per Share, in sharp distinction to closed-end investment companies.  The continuous ability to purchase and redeem Shares in Creation Units also means that Share prices in secondary trading should not ordinarily be greatly affected by limited or excess availability.

3.	Maintaining a Competitive Position in the International Financial Community

To maintain a competitive position in global securities markets, U.S. participants must respond to new developments and encourage the development of new products. Innovative financial vehicles such as the Funds will provide investors greater access to U.S. markets. By providing a wide range of investors with a U.S. exchange-traded security that permits participation in significant segments of various domestic and global securities markets, Applicants believe that the proposed new basket securities will benefit both investors and the markets. Section 6(c) provides a means for the Commission to respond to evolving domestic and international financial market developments not specifically contemplated when the Act was passed and a mechanism to permit innovation which serves the public interest. Applicants believe the Commission is aware of substantial interest in these products outside the United States resulting largely from the success of the products in the United States.  Indeed, ETFs are now listed on various international exchanges, such as those in Belgium, Canada, France, Germany, Hong Kong, Japan, the Netherlands, Singapore, South Korea, Switzerland, Turkey and the United Kingdom, among others.

4.           Introducing Additional Competition into the U.S. ETF Market

Applicants submit that granting the requested Relief will introduce greater competition into the U.S. ETF market by allowing new ETF sponsors to offer their products.  Applicants note that many ETFs trading today are managed by a small number of advisers, some of whom hold exclusive licenses to established financial indices.  In addition, many of the ETFs currently trading that invest in non-U.S. equity and/or fixed income securities are offered by only a few ETF advisers.  Applicants believe that the Affiliated Indexes and rules-based portfolio selection methods will create new and attractive investment choices for consumers, and should be available to investors so long as their product design has solved potential conflicts of interest.  Applicants believe that the potential conflicts of interest have been addressed as discussed in Section III.D.3. below.

D.	The Trust and the Funds Do Not Raise Concerns

1.	Structure and Operation of the Trust and the Funds Compared to Prior ETFs

Applicants believe that the structure and operation of the Trust and the Funds will be extremely similar to that of the Prior ETFs discussed in this Application.  As discussed below, the liquidity of each Fund’s, or its respective Master Fund’s, Portfolio Securities, the portfolio transparency, the arbitrage mechanism, the level and detail of information contained in the Prospectus for each Fund, as well as that displayed on the Website, will be extremely familiar to investors of Prior ETFs.  Consequently, Applicants have every expectation that the Funds will operate very similarly to those domestic and international ETFs trading now in the secondary market.

(a)	Portfolio Transparency, “Front Running” and “Free Riding.”

As discussed throughout this Application, Applicants believe that the information about each Fund’s, or its respective Master Fund’s, Portfolio Securities, the composition of its, or its respective Master Fund’s, Underlying Index and the disclosure about the Rules Based Process with respect to the Affiliated Index Funds and the Affiliated Indexes, will be both public and as extensive as that information now provided by Prior ETFs currently listed and traded.  In addition, the current total aggregate market values of the Deposit Instruments, on a per Share basis, will be disseminated at 15 second intervals throughout the day.  Further, the identity of Deposit Instruments, and Redemption Instruments, if different, will be made available to market participants in the same manner and to the same extent as is provided in connection with current ETFs.
Applicants believe that the disclosure of Portfolio Securities would be unlikely to lead to “front running” (where other persons would trade ahead of the Fund and the investors assembling the Deposit Instruments for Creation Units) any more than is the case with the ETFs now trading.  Similarly, Applicants assert that the frequent disclosures of Portfolio Securities would not lead to “free riding” (where other persons mirror the Fund’s, or its respective Master Fund’s, investment strategies without paying the Fund’s advisory fees) any more than such disclosures cause this problem in connection with the ETFs now trading.

(b)	Arbitrage Mechanism.

Applicants assert that the arbitrage opportunities offered by the Trust and the Funds will be the same as those offered by existing ETFs.  Therefore, Applicants believe that the secondary market prices of the Shares will closely track their respective per Share NAVs or otherwise correspond to the fair value of their underlying portfolios.  The Commission has granted exemptive relief to existing ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such ETFs’ NAV per Share.  Portfolio transparency has been recognized by market commentators and analysts, as well as by the Commission itself, to be a fundamental characteristic of current ETFs.  This transparency is acknowledged to facilitate the arbitrage mechanism described in many of the applications for relief submitted by existing ETFs.
Applicants have every reason to believe that the design, structure and transparency of the Funds will result in an arbitrage mechanism as efficient and robust as that which now exists for current ETFs, including the Current Fund. 48  Applicants expect that the spread between offer and bid prices for Shares will be very similar to such spreads experienced for shares of existing ETFs. Therefore, in light of the portfolio transparency and efficient arbitrage mechanism inherent in each Fund’s structure, Applicants submit that the secondary market prices for Shares of such Funds should trade at prices close to NAV per Share and should reflect the value of each Fund’s portfolio.
2.           Investor Uses and Benefits of Products
      Applicants believe that the Trust and the Funds will offer a variety of benefits that will appeal to individual and institutional investors alike.  Applicants assert that these will be identical or substantially similar to the benefits offered by current ETFs.  These benefits include flexibility, tradability, availability, certainty of purchase price and tax efficiencies.  Equally of interest to investors will be the relatively low expense ratios of the Funds, as compared to those of their directly competitive traditional mutual funds, due to their in-kind efficiencies in portfolio management as well as other reduced infrastructure costs.  Reductions in the cost of trading, clearing, custody processes, shareholder reporting and accounting experienced by ETFs currently trading should be similarly experienced by the Trust and the Funds.  The last, but by no means least important benefit, is that investors will have access to extensive information regarding the Component Securities of the relevant Underlying Index, the

48
Applicants are not aware of any characteristics of a NASDAQ listing that would cause Shares to operate or trade differently than if they were listed on another domestic Exchange.  Applicants do acknowledge that unlike the structure of the other domestic Exchanges where a single member is contractually obligated to make a market in Shares and oversees trading in Shares, the NASDAQ trading system allows numerous Market Makers who wish to trade Shares to compete for business, creating liquidity by being willing to buy and sell Shares for their own accounts on a regular and continuous basis. Applicants note that NASDAQ’S listing requirements require at least two Market Makers to be registered in Shares in order to maintain their NASDAQ listing and that registered Market Makers on NASDAQ must make a continuous, two-sided market at all times or risk regulatory sanctions. Applicants believe that the competition on NASDAQ among Market Makers, many of whom may be Authorized Participants engaging in arbitrage activities, would result in a highly efficient and effective market for Shares.

Portfolio Securities of each Fund, or its respective Master Fund, and Deposit/Redemption Instruments. Applicants believe that this updated information will be used also by fund analysts, fund evaluation services, financial planners and advisers and broker dealers, among others, and will enhance general market knowledge about the Fund’s, or its respective Master Fund’s, holdings as well as the performance of its Adviser and/or Sub-Adviser.
  Applicants have made every effort to structure the Funds in a way that would not favor creators, redeemers and arbitrageurs over retail investors buying and selling in the secondary market.  All investors, large and small, will have information readily available as to how changes in each Underlying Index are determined and information with respect to all changes made to each Underlying Index will be available to all investors at the same time.  Given that each Fund, or its respective Master Fund, will be managed to replicate or closely track its Underlying Index, neither the Adviser nor a Sub-Adviser will have latitude to change or specify certain Deposit or Redemption Instruments to favor an affiliate.
3.           Potential Conflicts of Interest Related to Affiliated Index Funds Similar to Those Involved in Prior Approvals
         In the IndexIQ Order and WisdomTree Order, the Commission considered the potential conflicts presented with an affiliated person of an investment adviser to an index management investment company (organized as an ETF) acting as an index provider to the investment company.49  Applicants believe the potential conflicts of interest presented and addressed in the IndexIQ Order and WisdomTree Order are essentially identical to the potential conflicts created by the operation of the Affiliated Index Funds, or their respective Master Funds, and the Affiliated Indexes.
Applicants will adopt Policies and Procedures designed to address potential conflicts virtually identical to those as adopted by IndexIQ, WisdomTree and their respective affiliates.  As discussed above, the Adviser will adopt policies prohibiting its employees from disclosing or using any non-public information acquired through his or her employment, except as appropriate in connection with the rendering of services to the Affiliated Index Funds, or their respective Master Funds, and the

49	See supra, note 8.

Affiliated Accounts.  Similarly, the Affiliated Index Provider has or will adopt Policies and Procedures that prohibit the members of the Index Personnel from disseminating or using non-public information about pending changes to Component Securities or Rules Based Process except in connection with the performance of their respective duties.  These Policies and Procedures will specifically prohibit members of the Index Personnel from sharing any non-public information about the Affiliated Indexes with personnel of the Adviser and/or Sub-Advisers responsible for management of the Affiliated Index Funds, or their respective Master Funds, and/or any Affiliated Accounts.50  The Affiliated Index Provider, the Adviser, and any Sub-Adviser have or will have adopted Policies and Procedures that prohibit personnel responsible for the management of the Affiliated Index Funds, or their respective Master Funds, and/or any Affiliated Accounts from sharing any non-public information about the management of the Affiliated Index Funds and any Affiliated Account with the personnel responsible for creating, monitoring, calculating, maintaining or disseminating the Underlying Indexes.
Further, Applicants assert that the potential conflicts of interest due to the Affiliated Index Provider being affiliated with the Adviser will not have any impact on the operation of the Affiliated Index Funds, or their respective Master Funds.  The Affiliated Indexes will maintain transparency, the Affiliated Index Funds’, or their respective Master Funds’, portfolios will be transparent and the Affiliated Index Provider, the Adviser and the Affiliated Index Funds, or their respective Master Funds, has or will have adopted Policies and Procedures to address any potential conflicts of interest, all as discussed herein.  Among other things, these Policies and Procedures are or will be designed to limit or prohibit communication between Index Personnel and other employees of the Affiliated Index Provider as described herein.
In conjunction with the Policies and Procedures discussed herein, these restrictions will prevent the Adviser, or any affiliated person of the Adviser or a Affiliated Index Fund, or its respective Master Fund, from having any advantage over other market participants with respect to prior knowledge

50	See supra, Section II.G.2.

of companies that may be added to or deleted from the Affiliated Index or from any Affiliated Index Funds, or its respective Master Fund, that track the Affiliated Indexes. In addition, Applicants have or will have adopted Policies and Procedures to address potential conflicts of interest.
The personnel of the Adviser and those of any Sub-Adviser responsible for day to day portfolio management will be employees of separate organizations from the Affiliated Index Provider. Also, as discussed above, the Affiliated Index Provider will adopt Policies and Procedures which impose a Restricted List and Blackout Period requirements on all members of the Index Personnel. The Adviser will also adopt Policies and Procedures which require any personnel responsible for the management of a Affiliated Index Fund, or its respective Master Fund, and any Affiliated Account to (i) comply with a Restricted List and Blackout Period requirements and (ii) require reporting of securities transactions to a designated senior employee of the Adviser in accordance with Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act.  Any Sub-Adviser will be required to confirm to the Adviser and the Trust that it has adopted policies and procedures to monitor and restrict securities trading by certain employees.  Also, any Sub-Adviser will be required to adopt a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act and provide the Trust with the certification required by Rule 17j-1 under the Act.
The Affiliated Index Provider will describe the basic concept of each Affiliated Index and disclose the Rules Based Process on the Website.  Changes to the Rules Based Process will be publicly disclosed on the Website prior to actual implementation.  Such changes will not take effect until the Index Personnel has given the investing public at least 60 days published notice that such changes are being planned to take effect.
4.           The Commission Should Grant the Exemptive Relief Requested in this Application
        In summary, Applicants believe that the Trust and all of the Funds, or their respective Master Funds, will operate in the same manner as existing ETFs, and that the Affiliated Index Funds, or their respective Master Funds, will operate in essentially the same manner as the Prior Self-Indexing

ETFs, provide necessary safeguards against shareholder discrimination and potential conflicts of interest, and create no new regulatory concerns.  Applicants submit that the benefits offered to potential investors are varied and useful, and that the Trust and the Funds are appropriate candidates for the requested Relief.
Based on the foregoing, Applicants respectfully request the Relief as set forth below.

IV.	REQUEST FOR ORDER

A.	Legal Analysis: ETF Relief

1.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.”  The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

“any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.”

Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, each Fund could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer.  Shares are securities “under the terms of which” an owner may receive his proportionate share of the Fund’s, or its respective Master Fund’s, current net assets; the unusual aspect of such Shares is that its terms provide for such a right to redemption only when such individual Shares are aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit.  Because the redeemable Creation Units of a Fund can be unbundled into individual Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such individual Shares are viewed as non-redeemable securities.  In light of this possible analysis, Applicants request an order to permit each Fund to register as an open-end management investment company and issue individual Shares that are redeemable only in Creation Units as described herein.

Creation Units will always be redeemable in accordance with the provisions of the Act.  Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Units for redemption.  Moreover, listing and trading on an Exchange will afford all holders of Shares the benefit of intra-day liquidity.  Because Creation Units may always be purchased and redeemed at NAV (less certain transactional expenses), the price of Creation Units on the secondary market and the price of the individual Shares of a Creation Unit, taken together, should not vary materially from the NAV of Creation Unit.
Moreover, Applicants believe that the existence of Shares does not appear to thwart the purposes of any other provision of the Act that, but for the exemption requested herein with respect to Sections 2(a)(32) and 5(a)(1), would be applicable to each Fund.51
Applicants believe that permitting each Fund to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and, accordingly, Applicants hereby request that an order of exemption be granted.
2.           Exemption from the Provisions of Section 22(d) and Rule 22c-1
       Section 22(d) of the Act provides in part, that:

“no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus. . .”

Rule 22c-1 provides that:

“no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a

51	The Master Funds will not require relief from Sections 2(a)(32) and 5(a)(1) because the Master Funds will issue individually redeemable securities.

tender of such security for redemption or of an order to purchase or sell such security.”

Shares of each Fund will be listed on a Listing Exchange and the relevant Market Maker will maintain a market for such Shares.  Secondary market transactions in Shares occurring on any Exchange will be effected at negotiated prices, not on the basis of per Share NAV next calculated after receipt of any sale order.  The Shares will trade on and away from52 the Listing Exchange at all times on the basis of current bid/offer prices.  The purchase and sale of Shares of each Fund will not, therefore, be accomplished at an offering price described in the Fund’s Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV per Share next computed after receipt of an order, as required by Rule 22c-1.
Applicants believe that the concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of Shares.  While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended to (1)  prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2)  prevent unjust discrimination or preferential treatment among buyers, and (3)  ensure an orderly distribution system of Shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price.53
The first two purposes – preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers – would not seem to be relevant issues for secondary trading by dealers in Shares of a Fund.  Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not directly involve Fund, or its respective Master Fund’s, assets.  Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers.  To the extent different prices exist during a given trading day, or

52	Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

53	See Protecting Investors: A Half Century of Investment Company Regulation at 299-303, Investment Company Act Release No. 13183 (Apr. 22, 1983).

from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation.
With respect to the third possible purpose of Section 22(d), Applicants believe that the proposed distribution system will be orderly.  Anyone may sell or acquire Shares either by purchasing them on the Exchange or by creating one or more Creation Units; therefore, no dealer should have an advantage over any other dealer in the sale of such Shares.  Indeed, Applicants believe that the presence of the Market Maker will also help to provide an orderly market.  In addition, secondary market transactions in Shares should generally occur at prices roughly equivalent to their NAV per Share.  If the prices for Shares should fall below the proportionate NAV per Share of the underlying Fund, or its respective Master Fund’s, assets, an investor needs only to accumulate enough individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV.  Competitive forces in the marketplace should thus ensure that the margin between NAV per Share and the price for Shares in the secondary market remains narrow.  Applicants believe that, to date, shares of Prior ETFs have consistently traded on, at, or very close to, their respective per share NAVs.  Applicants have strong reason to believe that the trading experience of Shares should closely resemble that of shares of Prior ETFs.
On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Accordingly, Applicants hereby request that an order of exemption be granted in respect of Section 22(d) and Rule 22c-1.
3.           Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)
    Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the Act pursuant to Sections 6(c) and 17(b) of the Act to permit certain affiliated persons to effectuate purchases and redemptions “in-kind.”

Section 17(a)(1) of the Act makes it unlawful

“. . . for any affiliated person or promoter of or principal underwriter for a registered investment company . . . or any affiliated person of such a person, promoter, or principal underwriter, acting as principal – knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities or (C) securities deposited with a trustee of a unit investment trust . . . by the depositor thereof.”

    Section 17(a)(2) of the Act makes it unlawful

“. . . for any affiliated person or promoter of or principal underwriter for a registered investment company. . ., or any affiliated person of such a person, promoter, or principal underwriter, acting as principal knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property except securities of which the seller is the issuer).”

An “affiliated person” of a fund, pursuant to Section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with the power to vote, 5 per centum or more of the outstanding voting securities of such other person”; and pursuant to Section 2(a)(3)(C) of the Act “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”
Section 2(a)(9) of the Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company, and provides a rebuttable presumption that any person who owns more than 25% of the voting securities of a company controls the company.
The Funds may be deemed to be controlled by the Adviser or an entity controlling, controlled by or under common control with the Adviser and hence affiliated persons of each other.  In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Adviser or an entity controlling, controlled by or under common control with the Adviser (each an “Affiliated Fund”).

Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair and do not involve overreaching on the part of any person concerned; that the proposed transaction is consistent with the policy of each registered investment company concerned; and that the proposed transaction is consistent with the general purposes of the Act.
Past applications of Prior ETFs have suggested the possibility that Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and that relief for a series of ongoing transactions, such as the ongoing sale and redemption of Creation Units, requires an exemption under Section 6(c) of the Act as well.  Accordingly, Applicants are also requesting an exemption from Section 17(a) under Section 6(c).54
To the extent that there are twenty or fewer holders of Creation Units of all of the Funds or of one or more particular Funds, some or all of such holders will be at least 5 percent owners of such Funds, and one or more may hold in excess of 25 percent of such Funds, as the case may be, and would therefore be deemed to be affiliated persons of such Funds either under Section 2(a)(3)(A) or Section 2(a)(3)(C).  For so long as such holders of Shares were deemed to be affiliated persons (e.g., so long as twenty or fewer such holders existed), Section 17(a)(1) could be read to prohibit such persons from depositing the Portfolio Deposit with a Fund in return for Creation Units (an “in-kind” purchase), and likewise, Section 17(a)(2) could be read to prohibit such persons from entering into an “in-kind” redemption procedure with a Fund.  Furthermore, under other circumstances, one or more holders of Shares might each accumulate 5 percent or more of such Fund’s securities.  Also, the Market Maker for the Shares of any relevant Funds might accumulate, from time to time, 5 percent or more of such Fund’s securities in connection with such Market Maker’s market-making activities.  In addition, one or more holders of Shares, or the Market Maker might from time to time, accumulate in excess of 25 percent of the Shares of one or more Funds, and such persons would therefore be deemed to be affiliated persons of

54	See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945).

such Funds under Section 2(a)(3)(C).  Applicants request an exemption to permit persons that are affiliated persons of the Funds (or affiliated persons of such persons (collectively “Second-Tier Affiliates”)) solely by virtue of one or more of the following:  (1) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (2) an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25%, of the shares of one or more Affiliated Funds, to effectuate purchases and redemptions “in-kind.”
Applicants assert that no useful purpose would be served by prohibiting such affiliated persons from making “in-kind” purchases or “in-kind” redemptions of Shares of a Fund in Creation Units.  Both the deposit procedures for “in-kind” purchases of Creation Units and the redemption procedures for “in-kind” redemptions of Creation Units will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number.  It is immaterial to a Fund whether 12 or 1,200 Creation Units exist for such Fund.  All will be issued and redeemed in the same manner.  There will be no discrimination between purchasers or redeemers.  Deposit Instruments and Redemption Instruments will be valued in the identical manner as those Portfolio Securities currently held by the relevant Funds, or their respective Master Funds, and the valuation of the Deposit Instruments and Redemption Instruments will be made in an identical manner regardless of the identity of the purchaser or redeemer.
Applicants also note that the ability to take deposits and make redemptions “in-kind” will help each Fund, or its respective Master Fund, to track closely its Underlying Index and therefore aid in achieving the Fund’s objectives.  Applicants do not believe that “in-kind” purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with each Fund’s objectives and with the general purposes of the Act.  Applicants believe that “in-kind” purchases and redemptions will be made on terms reasonable to Applicants and any affiliated persons because they will be valued pursuant to verifiable objective standards.  The method of valuing Portfolio Securities held by a Fund, or its respective Master Fund, is identical to that used for calculating “in-kind” purchase or redemption values and therefore creates no opportunity for affiliated persons or Second-Tier Affiliates of Applicants to effect a transaction detrimental to the other holders of

Shares of that Fund.  Similarly, Applicants submit that, by using the same standards for valuing Portfolio Securities held by a Fund, or its respective Master Fund, as are used for calculating “in-kind” redemptions or purchases, the Fund will ensure that its NAV per Share will not be adversely affected by such securities transactions.
In addition to the customary relief from the requirements of Sections 17(a)(1) and 17(a)(2) permitting in-kind creations and redemptions by investors who are affiliates of a Fund by virtue of holding more than 5% or 25% of the Fund’s shares, to the extent that a Fund operates in a master-feeder structure, Applicants also request relief permitting the Feeder Funds to engage in in-kind creations and redemptions with the applicable Master Fund. The customary Sections 17(a)(1) and 17(a)(2) relief would not be sufficient to permit such transactions because the Feeder Funds and the applicable Master Fund could also be affiliated by virtue of having the same investment adviser. However, as with the customary Section 17 relief, Applicants believe that in-kind creations and redemptions between a Feeder Fund and a Master Fund advised by the same investment adviser do not involve “overreaching” by an affiliated person. Such transactions will occur only at the Feeder Fund’s proportionate share of the Master Fund’s net assets, and the distributed securities will be valued in the same manner as they are valued for the purposes of calculating the applicable Master Fund’s NAV.55 Further, all such transactions will be effected with respect to pre-determined securities and on the same terms with respect to all investors. Finally, such transaction would only occur as a result of, and to effectuate, a creation or redemption transaction between the Feeder Fund and a third-party investor.
For the reasons set forth above, Applicants believe that:  (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund, and that the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed

55	Fund directors and investment advisers are subject to strict fiduciary duties under federal and state law and to specific requirements relating to valuation and redemptions.

transactions is appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act.
4.           Exemption from the Provisions of Section 22(e) of the Act
       Applicants seek an Order of the Commission under Section 6(c) of the Act granting an exemption from Section 22(e) of the Act.56  Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations Applicants may otherwise have under Rule 15c6-1 under the Exchange Act requiring that most securities transactions be settled within three business days of the trade date.
Section 22(e) of the Act provides that:
“No registered investment company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption, except–

(1)	for any period (A) during which the New York Stock Exchange is closed other than customary weekend and holiday closings or (B) during which trading on the New York Stock Exchange is restricted;

(2)
for any period during which an emergency exists as a result of which (A) disposal by the company of securities owned by it is not reasonably practical or (B) it is not reasonably practicable for such company fairly to determine the value of its net assets; or

(3)	for such other periods as the Commission may by order permit for the protection of security holders of the company.”
        Settlement of redemptions for a Foreign Fund will be contingent not only on the securities settlement cycle of the United States market, but also on the delivery cycles in local markets for the underlying foreign securities held by a Foreign Fund, or its respective Master Fund.  Applicants have been advised that the delivery cycles currently practicable for transferring Redemption Instruments to redeeming investors, coupled with local market holiday schedules, may require a delivery process longer than seven calendar days for a Foreign Fund, or its respective Master Fund, in certain circumstances.

56	The requested exemption from Section 22(e) would only apply to in-kind redemptions by the Feeder Funds and would not apply to in-kind redemptions by other feeder funds.

Accordingly, with respect to Foreign Funds only, Applicants hereby request relief from the requirement imposed by Section 22(e) to provide payment or satisfaction of redemptions within seven calendar days following the tender of a Creation Unit of such Fund.  Applicants request that relief be granted such that Foreign Funds, or their respective Master Funds, holding Redemption Instruments which require a delivery process in excess of seven calendar days may provide payment or satisfaction of redemptions within not more than the maximum number of calendar days required for such payment or satisfaction in the principal local foreign market(s) where transactions in the Portfolio Securities of each such Foreign Fund, or its respective Master Fund, customarily clear and settle, but in all cases no later then fifteen calendar days following the tender of a Creation Unit.57  With respect to Future Funds that will be Foreign Funds, Applicants seek the same relief from Section 22(e) only to the extent that circumstances exist similar to those described herein.
Based on information available to Applicants, although certain holidays may occur on different dates in subsequent years, the number of days required to deliver redemption proceeds in any given year will not exceed fifteen calendar days for any of the Foreign Funds requiring exemptive relief from the provisions of Section 22(e).  Of course, it is possible that the proclamation of new or special holidays,58 the treatment by market participants of certain days as “informal holidays” (e.g., days on which no or limited securities transactions occur, as a result of substantially shortened trading hours59),

57	In the past, settlement in certain countries, including Russia, has extended to 15 calendar days.

58
Applicants have been advised that previously unscheduled holidays are sometimes added to a country’s calendar, and existing holidays are sometimes moved, with little advance notice.  Any such future changes could impact the analysis of the number of days necessary to satisfy a redemption request.  See, for example, the following recent examples of short-notice holiday announcements:  (i) on December 17, 1997, South Korea announced a special holiday due to the presidential elections on December 18, 1997; (ii) on December 30, 1997, Thailand announced that the New Year’s Eve holiday on December 31, 1997 would be rescheduled to January 2, 1998; and (iii) on January 22, 1998, Indonesia announced that the religious holiday on January 29 and January 30, 1998, marking the start of Lebaran, would include January 28, 1998.

59
A typical “informal holiday” includes a trading day in the relevant market that is immediately prior to a regularly scheduled holiday; early closures of the relevant market or of the offices of key market participants may occur with little advance notice.  Any shortening of regular trading hours on such a day could impact the analysis of the number of days necessary to satisfy a redemption request.

the elimination of existing holidays, or changes in local securities delivery practices60 could affect the information set forth herein at some time in the future, but in all cases redemption proceeds will be delivered within a period not to exceed fifteen calendar days.  The SAIs for the Foreign Funds that may require this relief will identify (i) those instances in a given year where, due to local holidays, more than seven calendar days will be needed to deliver redemption proceeds and will list such holidays, and (ii) the maximum number of days needed to deliver the proceeds, up to 15 calendar days.
Except as set forth herein or as disclosed in the Prospectus and/or SAI for any Foreign Fund for analogous dates in subsequent years, deliveries of redemption proceeds by the Foreign Fund relating to those countries or regions are expected to be made within seven days.
Applicants believe that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds.  Applicants propose that allowing redemption payments for Creation Units of a Foreign Fund to be made within the number of days indicated above, up to a maximum of 15 calendar days, would not be inconsistent with the spirit and intent of Section 22(e).  Applicants suggest that a redemption payment occurring within such number of calendar days following a redemption request would adequately afford investor protection.
Applicants desire to incorporate the creation and redemption mechanism for Creation Units as much as possible into the processing cycles for securities deliveries currently practicable in the principal market(s) for the Portfolio Securities of a given Foreign Fund, or its respective Master Fund.  Currently, it is believed that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction.  Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to professional participants, and thereby promote the liquidity of the Shares in the secondary market with benefits to all holders thereof.  As noted above, Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method

60
Applicants observe that the trend internationally in local securities delivery practices has been a reduction in each market’s standard settlement cycles (e.g., the U.S. markets changed to T+3 in 1995).  It remains possible, if unlikely, that a particular market’s settlement cycles for securities transfers could be lengthened in the future.

of assuring the fullest investment of Fund, or its respective Master Fund’s, assets in Portfolio Securities (although cash redemptions, subject to a somewhat higher redemption transaction fee, are expected to be available or required in respect of certain Funds).  Applicants are only seeking relief from Section 22(e) to the extent that the Foreign Funds effect creations and redemptions of Creation Units in-kind.
Applicants, if using a master-feeder structure, will operate in substantially the same manner. In the case of an in-kind redemption from a Feeder Fund, as discussed herein, the Feeder Fund would make a corresponding redemption from the Master Fund. Applicants do not believe the master-feeder structure would have any impact on the delivery cycle. When a Feeder Fund is seeking a cash redemption, the proceeds to satisfy the redemption would likely be raised in a manner consistent with the Master Fund’s investment objective, e.g., by using cash on hand and/or selling securities. When the Adviser (or Sub-Adviser) determines it is necessary to sell securities, such sales would be conducted consistent with the Master Fund’s investment objective.
As a practical matter, any cash redemption could reduce the proportion of the most liquid assets held by the Master Fund, but no more so than any investment company — as shares are redeemed, there is potentially a reduction in the most liquid assets in a portfolio. Applicants do not believe that shareholders of the Feeder Funds will be disadvantaged relative to shareholders of other feeder funds. In each case redeeming Feeder Fund shareholders, through their Authorized Participant, will receive Redemption Instruments and cash, if any, equal in value to the next calculated NAV. Further, the list of Redemption Instruments that a redeemer will receive from a Feeder Fund will be published daily.
If the requested relief is granted, Applicants intend to disclose in each Foreign Fund’s SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days, up to a maximum of 15 calendar days, following the date on which a request for redemption in proper form is made.  Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process.  Applicants assert that the request for relief from the strict seven-day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c).  Given the facts as recited above, Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.
Applicants note that the requested exemptive relief from Section 22(e) is substantially identical to the relief that was obtained by the Prior ETFs in orders relating to each of those funds.
On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Accordingly, Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e).

B.	Legal Analysis: Fund of Funds Relief

1.	Exemption from the Provisions of Section 12(d)(1) of the Act

Applicants request an exemption to permit Funds of Funds to acquire Shares of the Funds in excess of the limits in Section 12(d)(1)(A) of the Act and to permit the Funds and their principal underwriters and Brokers to sell Shares of the Funds to Funds of Funds in excess of the limits in Section 12(d)(1)(B) of the Act.  Fund of Funds does not include the Funds.  Each Investing Management Company will be advised by an investment adviser within the meaning of Section 2(a)(20)(A) of the Act (“Fund of Funds Adviser”) and may be sub-advised by investment adviser(s) within the meaning of Section 2(a)(20)(B) of the Act (“Fund of Funds Sub-Adviser”).  Any investment adviser to an Investing Management Company will be registered as an investment adviser under the Advisers Act or not subject to registration.  Each Investing Trust will have a sponsor (“Sponsor”).
As noted above, Applicants are also seeking relief from Sections 12(d)(1)(A) and 12(d)(1)(B) to the extent necessary to permit the Feeder Funds to perform creations and redemptions of Shares in-kind in a master-feeder structure. This structure is substantially identical to traditional master-feeder structures permitted pursuant to the exception provided in Section 12(d)(1)(E). Section 12(d)(1)(E)

provides that the percentage limitations of Section 12(d)(1)(A) and 12(d)(1)(B) shall not apply to a security issued by an investment company (in this case, the shares of the applicable Master Fund) if, among other things, that security is the only investment security held by the Feeder Fund. Applicants believe the proposed master-feeder structure complies with Section 12(d)(1)(E) because each Feeder Fund will hold only investment securities issued by its corresponding Master Fund; however, the Feeder Funds may receive securities other than securities of its corresponding Master Fund if a Feeder Fund accepts an in-kind creation.61 Applicants do not believe that the securities involved in the in-kind transactions are ever “held” on the books of a Feeder Fund because the Feeder Fund is merely acting as a conduit through which securities are delivered from the investor to the Master Fund and the securities received are never settled to the Feeder Fund. However, there is potentially a hypothetical moment when accepting or distributing securities in-kind that such securities could be deemed “held” by a Feeder Fund. As a result, to the extent that a Feeder Fund may be deemed to be holding both shares of the Master Fund and, for a hypothetical moment in the course of a creation or redemption, other securities, the Applicants are requesting appropriate relief from Section 12(d)(1)(A) and 12(d)(1)(B). The Feeder Funds would operate in compliance with all other provisions of Section 12(d)(1)(E).
Applicants are requesting an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Funds from Sections 12(d)(1)(A) and Section 12(d)(1)(B) of the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Funds from Section 17(a) of the Act.  The requested exemption would permit the Funds of Funds to acquire Shares in each of the Funds beyond the limitations in Section 12(d)(1)(A).  Applicants are also requesting relief from Sections 17(a)(1) and (2) to permit each Fund to sell its Shares to, and redeem its Shares from, a Fund of Funds when the Fund is an affiliated person of the Fund of Funds.
Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding

61
See Signature Financial Group, Inc., SEC No-Action Letter (Dec. 28, 1999) (Funds using a master-feeder structure sought no-action relief from Section 17(a) of the Act to permit in-kind redemptions between the master and the feeder. There was no request for, and thus no relief from, Section 12(d)(1).)

voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.  Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any other broker-dealer from selling the investment company’s shares to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or if the sale will cause more than 10% of the acquired company’s voting stock to be owned by investment companies generally.

(a)	Exemption Under Section 12(d)(1)(J) of the Act

The National Securities Markets Improvement Act of 1996 (“NSMIA”)62 added Section 12(d)(1)(J) to the Act.  Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.  The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”63  Applicants submit that the proposed conditions to the 12(d)(l) Relief requested in this Application, including the requirement that each Fund of Funds enter into a FOF Participation Agreement (defined below) with the relevant Fund, adequately address the concerns underlying the applicable limits in Section 12(d)(1)(A), and that the requested exemption is consistent with the public interest and the protection of investors.  Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission

62	H.R. Rep. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996) (“HR 622”).

63	HR 622, Ibid.

grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.64

(b)	Concerns Underlying Section 12(d)(1)(J)

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.65  In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.66  As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company.  Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase. . .67

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).68  These new abuses included:  (i) undue influence such as through the threat of large-scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); and (iii) unnecessary complexity.  The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (“PPI Report”).69

64	Id. at 43-44.

65	House Hearings, 76th Cong., 3d Sess., at 113 (1940).

66	Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

67	House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

68	H.R. Rep. No. 91-1382, 91st Cong., 2d Sess., at 11 (1970).

69	Report of the Securities and Exchange Comm. on the Public Policy Implications of Investment Company Growth, H.R Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

Applicants propose a number of conditions designed to address these concerns.  Certain of Applicants’ proposed conditions address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence.  Applicants will take steps to ensure that the Funds of Funds comply with any terms and conditions of the requested relief by requesting that a Fund of Funds enter into a written agreement (“FOF Participation Agreement”) as a condition precedent to investing in a Fund beyond the limits imposed by Section 12(d)(1)(A).  The FOF Participation Agreement will require the Fund of Funds to adhere to the terms and conditions of the Requested Order.  Condition B.1 limits the ability of a Fund of Funds’ Advisory Group or a Fund of Funds’ Sub-Advisory Group (individually, or in the aggregate) (each defined below) to control a Fund, or its respective Master Fund, within the meaning of Section 2(a)(9) of the Act.  For purposes of this Application, a “Fund of Funds’ Advisory Group” is defined as the Fund of Funds Adviser, or Sponsor, any person controlling, controlled by, or under common control with such Adviser or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Fund of Funds Adviser, the Sponsor, or any person controlling, controlled by, or under common control with such Adviser or Sponsor.  For purposes of this Application, a “Fund of Funds’ Sub-Advisory Group” is defined as any Fund of Funds Sub-Adviser, any person controlling, controlled by, or under common control with the Sub-Adviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Sub-Adviser or any person controlling, controlled by or under common control with the Sub-Adviser.  The condition does not apply to the Fund of Funds’ Sub-Advisory Group with respect to a Fund, or its respective Master Fund, for which the Fund of Funds Sub-Adviser or a person controlling, controlled by, or under common control with the Fund of Funds Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.
Condition B.2 prohibits Fund of Funds and Fund of Funds Affiliates from causing an investment by a Fund of Funds in a Fund to influence the terms of services or transactions between a

Fund of Funds or a Fund of Funds Affiliate and the Fund, or its respective Master Fund, or Fund Affiliate.  “Fund Affiliate” is defined as an investment adviser, promoter, or principal underwriter of a Fund and any person controlling, controlled by or under common control with any of these entities.  “Fund of Funds Affiliate” is defined as the Fund of Funds Adviser, Fund of Funds Sub-Adviser, Sponsor, promoter and principal underwriter of a Fund of Funds, and any person controlling, controlled by or under common control with any of these entities.
Conditions B.3, B.4, B.6, B.7 and B.8 are specifically designed to address the potential for a Fund of Funds and certain affiliates of a Fund of Funds (including Underwriting Affiliates) to exercise undue influence over a Fund, or its respective Master Fund, and certain of its affiliates.  For purposes of this Application, an “Underwriting Affiliate” is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Fund of Funds Adviser, Fund of Funds Sub-Adviser, employee or Sponsor of the Fund of Funds, or a person of which any such officer, director, member of an advisory board, Fund of Funds Adviser or Fund of Funds Sub-Adviser, employee or Sponsor is an affiliated person.  An Underwriting Affiliate does not include any person whose relationship to the Fund is covered by Section 10(f) of the Act.  Also, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an “Affiliated Underwriting.”
Condition B.9 is intended to insure that the Fund’s Board and its Adviser, as well as the Fund of Funds’ board of directors and investment adviser, or trustee and Sponsor, as applicable, understand the terms and conditions of the exemptive order and agree to fulfill their responsibilities under the Order.  A representation to this effect is required to be included in the FOF Participation Agreement which must be in effect between the Fund and a Fund of Funds before an investment is made in excess of Section 12(d)(1)(A).
A Fund may choose to reject any direct purchase of Creation Units by a Fund of Funds.  To the extent a Fund of Funds purchases Shares in the secondary market, a Fund would still retain its ability to reject initial purchases of Shares made in reliance on the requested Order by declining to enter into the FOF Participation Agreement prior to any investment by a Fund of Funds in excess of the limits of Section 12(d)(1)(A).  A Fund would also retain its right to reject any initial investment by a Fund of Funds in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute a FOF Participation Agreement with a Fund of Funds.
With respect to concerns regarding layering of fees and expenses, Applicants propose several conditions.
Under Condition B.10, before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of any Investing Management Company, including a majority of the directors or trustees who are not “interested persons” within the meaning of Section 2(a)(19) of the Act (“non-interested directors or trustees”), will be required to find that the advisory fees charged under the contract are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract of any Fund, or its respective Master Fund, in which the Investing Management Company may invest.  These findings and their basis will be recorded fully in the minute books of the Investing Management Company.
In addition to Condition B.10 discussed above, Conditions B.5 and B.11 of the requested Order are designed to prevent unnecessary duplication or layering of sales charges and other costs.  Under Condition B.5, a Fund of Funds Adviser, or a Fund of Funds’ trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under Rule 12b-1 under the Act) received from a Fund, or its respective Master Fund, by the Fund of Funds Adviser, trustee or Sponsor or an affiliated person of the Fund of Funds Adviser, trustee or Sponsor, other than any advisory fees paid to the Fund of Funds Adviser, trustee or Sponsor or its affiliated person by a Fund, or its respective Master Fund, in connection with the investment by the Fund of Funds in the Fund.  Condition B.5 also provides that any Fund of Funds Sub-Adviser will waive fees otherwise payable to the Fund of Funds Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Fund of Funds Sub-Adviser, or an affiliated person of the Fund of Funds Sub-Adviser, other than any advisory fees paid to the Fund of Funds Sub-Adviser or its affiliated person by the Fund, or its respective Master Fund, in connection with any investment by the Fund of Funds in the Fund made at the direction of the Fund of Funds Sub-Adviser.  In the event that the Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.  Condition B.11 prevents any sales charges or service fees on shares of a Fund of Funds from exceeding the limits applicable to a fund of funds set forth in the National Association of Securities Dealers (“NASD”) Conduct Rule 2830.70
A Fund of Funds may rely on the Order only to invest in Funds and not in any other registered investment company.  The FOF Participation Agreement also will include an acknowledgement from the Fund of Funds that it may rely on the requested Order only to invest in the Funds and not in any other investment company.  No Fund, or its respective Master Fund, will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent permitted by exemptive relief from the Commission permitting the Fund, or its respective Master Fund, to purchase shares of other investment companies for short-term cash management purposes or pursuant to the Master-Feeder Relief.  Thus, in keeping with the PPI Report’s concern with overly complex structures, Applicants submit that the requested 12(d)(1) Relief will not create or give rise to circumstances enabling a Fund of Funds to invest in excess of the limits of Section 12(d)(1)(A) in a Fund which is in turn able to invest in another investment company or 3(c)(1) or 3(c)(7) issuer in excess of such limits.  In addition to avoiding excess complexity, Applicants believe that the condition requiring that Funds, or their respective Master Funds, will not, except to the extent permitted by exemptive relief from the Commission permitting the Fund, or its respective Master Fund, to purchase shares of other investment companies for short-term cash management purposes or pursuant to the Master-Feeder Relief, invest in any other investment company or 3(c)(1) or 3(c)(7) issuer  in excess of the limits of Section 12(d)(1)(A) mitigates the concerns about layering of fees.

70	Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA rule to NASD Conduct Rule 2830.

Applicants note that certain ETFs now trading have been operating under orders granting relief that is virtually identical to the 12(d)(1) Relief requested in this Application.  Applicants are not aware of any problems or difficulties encountered by such ETFs or the mutual funds relying upon such orders, and expect that the experience of the Funds identified herein and Fund of Funds should be the same.
2.           Sections 17(a), 17(b) and 6(c) of the Act
    Applicants seek relief from Section 17(a) to permit a Fund that is an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds to sell its Shares to and redeem its Shares from a Fund of Funds, and to engage in any accompanying in-kind transactions with the Fund of Funds.71   Although Applicants believe that most Funds of Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund, a Fund of Funds might seek to transact in Creation Units directly with a Fund that is an affiliated person of a Fund of Funds.
Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company.  Section 2(a)(3) of the Act defines an “affiliated person” of another person to include any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person and any person directly or indirectly controlling, controlled by, or under common control with, such other person.  A Fund of Funds relying on the requested order could own 5% or more of the outstanding voting securities of a Fund and in such cases the Fund would become an affiliated person of the Fund of Funds.  In light of this and other possible affiliations, Section 17(a) could prevent a Fund from selling Shares to and redeeming Shares from a Fund of Funds.
Section 17(b) of the Act authorizes the Commission to grant the Order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:  (i) the terms of the proposed transaction,

71
Applicants acknowledge that the receipt of compensation by (a) an affiliated person of a Fund of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of Shares of a Fund or (b) an affiliated person of a Fund, or an affiliated person of such person, for the sale by the Fund of its Shares to a Fund of Funds, may be prohibited by Section 17(e)(1) of the Act.  The FOF Participation Agreement also will include this acknowledgment.

are fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policies of each registered investment company involved; and (iii) the proposed transaction is consistent with the general purposes of the Act.  The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.
Section 6(c) of the Act permits the Commission to exempt any person or transaction from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.  Because a Fund may engage in multiple transactions with a Fund of Funds, Applicants are seeking relief from any transaction in Creation Units between a Fund and a Fund of Funds that owns 5% or more of the Fund before the transaction.  As mentioned above, Applicants believe that most Funds of Funds will purchase Shares in the secondary market and will not purchase Creation Units directly from a Fund.
Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person.  For the reasons articulated in the legal analysis of Section 12(d)(1) and Section 17(b) above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.72
Applicants anticipate that there may be Funds of Funds that are not part of the same group of investment companies as the Funds, but may be subadvised by the Adviser or an entity controlling, controlled by or under common control with the Adviser. Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where a Fund could be

72
To the extent that purchases and sales of Shares occur in the secondary market and not through principal transactions directly between a Fund of Funds and a Fund, relief from Section 17(a) would not be necessary.  However, the requested relief would apply to direct sales of Shares in Creation Units by a Fund to a Fund of Funds and redemptions of those Shares.  The requested relief is also intended to cover any in-kind transactions that would accompany such sales and redemptions.

deemed an affiliated person, or an affiliated person of an affiliated person, of a Fund of Funds because the Adviser or an entity controlling, controlled by or under common control with the Adviser provides investment advisory services to that Fund of Funds.
Applicants believe that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those Sections.
First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching.  Any consideration paid for the purchase or redemption of Shares directly from a Fund will be based on the NAV per Share of the Fund in accordance with policies and procedures set forth in the Fund’s Registration Statement.
Second, the proposed transactions directly between Funds and Funds of Funds will be consistent with the policies of each Fund of Funds.  The purchase of Creation Units by a Fund of Funds will be accomplished in accordance with the investment restrictions of the Fund of Funds and will be consistent with the investment policies set forth in the Fund of Funds’ registration statement.  The FOF Participation Agreement will require any Fund of Funds that purchases Creation Units directly from a Fund to represent that the purchase of Creation Units from the Fund by the Fund of Funds will be accomplished in compliance with the investment restrictions of the Fund of Funds and will be consistent with the investment policies set forth in the Fund of Funds’ registration statement.  The proposed transactions also will be consistent with the policies of each Fund.
Third, Applicants believe that the proposed transactions are consistent with the general purposes of the Act.  Applicants also believe that the requested exemptions are appropriate in the public interest.  Shares offer Funds of Funds a flexible investment tool that can be used for a variety of purposes.  Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

V.	EXPRESS CONDITIONS TO THIS APPLICATION

A.	ETF Relief

Applicants agree that any order of the Commission granting the requested ETF Relief will be subject to the following conditions:

1.	The requested relief, other than the Section 12(d)(1) relief and the Section 17 relief related to a master-feeder structure, will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based ETFs.

2.	As long as a Fund operates in reliance on the Order, the Shares of such Fund will be listed on an Exchange.

3.	No Fund will be advertised or marketed as an open-end investment company or mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to a Fund in Creation Units only.

4.	The website for the Funds, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior Business Day’s NAV and the market closing price or the Bid/Ask Price, and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

B.	Section 12(d)(1) Relief

Applicants agree that any order of the Commission granting the requested 12(d)(1) Relief will be subject to the following conditions:

1.	The members of a Fund of Funds’ Advisory Group will not control (individually or in the aggregate) a Fund (or its respective Master Fund) within the meaning of Section 2(a)(9)

of the Act. The members of a Fund of Funds’ Sub-Advisory Group will not control (individually or in the aggregate) a Fund (or its respective Master Fund) within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Fund of Funds’ Advisory Group or the Fund of Funds’ Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares. This condition does not apply to the Fund of Funds’ Sub-Advisory Group with respect to a Fund (or its respective Master Fund) for which the Fund of Funds’ Sub-Adviser or a person controlling, controlled by or under common control with the Fund of Funds’ Sub-Adviser acts as the investment adviser within the meaning of Section 2(a)(20)(A)of the Act.

2.
No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in a Fund to influence the terms of any services or transactions between the Fund of Funds or Fund of Funds Affiliate and the Fund (or its respective Master Fund) or a Fund Affiliate.

3.
The board of directors or trustees of an Investing Management Company, including a majority of the non-interested directors or trustees, will adopt procedures reasonably designed to ensure that the Fund of Funds Adviser and Fund of Funds Sub-Adviser are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or a Fund of Funds Affiliate from a Fund (or its respective Master Fund) or Fund Affiliate in connection with any services or transactions.

4.	Once an investment by a Fund of Funds in the securities of a Fund exceeds the limit in Section 12(d)(1)(A)(i) of the Act, the Board of the Fund (or its respective Master Fund),

including a majority of the non-interested directors or trustees, will determine that any consideration paid by the Fund (or its respective Master Fund) to the Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions:  (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund (or its respective Master Fund); (ii) is within the range of consideration that the Fund (or its respective Master Fund) would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned.  This condition does not apply with respect to any services or transactions between a Fund (or its respective Master Fund) and its investment adviser(s), or any person controlling, controlled by or under common control with such investment adviser(s).

5.
The Fund of Funds Adviser, or trustee or Sponsor of an Investing Trust, as applicable, will waive fees otherwise payable to it by the Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund (or its respective Master Fund) under Rule 12b-l under the Act) received from a Fund (or its respective Master Fund) by the Fund of Funds Adviser, or trustee or Sponsor of the Investing Trust, or an affiliated person of the Fund of Funds Adviser, or trustee or Sponsor of the Investing Trust, other than any advisory fees paid to the Fund of Funds Adviser, Trustee or Sponsor of an Investing Trust, or its affiliated person by the Fund (or its respective Master Fund), in connection with the investment by the Fund of Funds in the Fund.  Any Fund of Funds Sub-Adviser will waive fees otherwise payable to the Fund of Funds Sub-Adviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from a Fund (or its respective Master Fund) by the Fund of Funds Sub-Adviser, or an affiliated person of the Fund of Funds Sub-Adviser, other than any advisory fees paid to the Fund of Funds Sub-Adviser or its affiliated person by the Fund (or its respective Master Fund), in connection with the investment by the Investing Management Company in the Fund made at the direction of the Fund of Funds Sub-Adviser. In the event that the Fund of Funds Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6.
No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Fund (or its respective Master Fund)) will cause a Fund (or its respective Master Fund) to purchase a security in any Affiliated Underwriting.

7.
The Board of a Fund (or its respective Master Fund), including a majority of the non-interested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by the Fund (or its respective Master Fund) in an Affiliated Underwriting, once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate.  The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Fund.  The Board will consider, among other things:  (i) whether the purchases were consistent with the investment objectives and policies of the Fund (or its respective Master Fund); (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Fund (or its respective Master Fund) in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to ensure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

8.
Each Fund (or its respective Master Fund) will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Fund of Funds in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

9.
Before investing in a Fund in excess of the limits in Section 12(d)(1)(A), a Fund of Funds and the Trust will execute a FOF Participation Agreement stating without limitation that their respective boards of directors or trustees and their investment advisers, or trustee and Sponsor, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order.  At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Fund of the investment.  At such time, the Fund of Funds will also transmit to the Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate.  The Fund of Funds will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs.  The Fund and the Fund of Funds will maintain and preserve a copy of the Order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10.
Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the non-interested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund (or its respective Master Fund) in which the Investing Management Company may invest.  These findings and their basis will be fully recorded in the minute books of the appropriate Investing Management Company.

11.	Any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.
No Fund (or its respective Master Fund) will acquire securities of an investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent (i) the Fund (or its respective Master Fund) acquires securities of another investment company pursuant to exemptive relief from the Commission permitting the Fund (or its respective Master Fund) to acquire securities of one or more investment companies for short-term cash management purposes or (ii) the Fund acquires securities of the Master Fund pursuant to the Master–Feeder Relief.

VI.	NAMES AND ADDRESSES

The following are the names and addresses of Applicants:

        Fidelity CommonwealthTrust
Fidelity Distributors Corporation
Fidelity Management & Research Company
82 Devonshire Street
Boston, Massachusetts 02109

All questions concerning this Application should be directed to the persons listed on the cover page of this Application.

By:

Fidelity Commonwealth Trust

By: /s/ Scott C. Goebel
Name: Scott C. Goebel Title: Secretary

Fidelity Distributors Corporation

By: /s/ Scott Couto
Name: Scott Couto Title: President

Fidelity Management & Research Company

By: /s/ Scott C. Goebel
Name: Scott C. Goebel Title: Senior Vice President and General Counsel

AUTHORIZATION

FIDELITY COMMONWEALTH TRUST

In accordance with Rule 0-2(c) under the Act, Scott C. Goebel, in his capacity as Secretary of the Fidelity Commonwealth Trust (“Trust”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document are authorized to do so on behalf of the Trust pursuant to his general authority as Secretary of the Trust and pursuant to the following resolution adopted by the Board of Trustees of the Trust on November 16, 2011:

VOTED:
That any officer of the Trust, or Scott Goebel as Secretary thereof, be, and each hereby is, authorized to prepare, or cause to be prepared, executed and filed with the Securities and Exchange Commission an application and any amendments thereto, as may be necessary, for an order or orders of exemption from the Investment Company Act of 1940, as amended, including amendments to any existing orders previously granted by the Securities and Exchange Commission, as may be necessary to allow the Trust’s existing exchange traded fund and any additional exchange traded funds created in the future to operate with greater flexibility, substantially as described in the November 8, 2011 Board memorandum, and with such changes as deemed appropriate by such persons upon the advice of counsel.

/s/ Scott C. Goebel
Scott C. Goebel	January 4, 2013
Secretary

AUTHORIZATION

FIDELITY MANAGEMENT & RESEARCH COMPANY

In accordance with Rule 0-2(c) under the Act, Scott C. Goebel states that all actions necessary to authorize the execution and filing of this Application by Fidelity Management & Research Company have been taken, and that as Senior Vice President and General Counsel thereof, he is authorized to execute and file the same on behalf of Fidelity Management & Research Company.

/s/ Scott C. Goebel
Scott C. Goebel	January 4, 2013
Senior Vice President and General Counsel

AUTHORIZATION

FIDELITY DISTRIBUTORS CORPORATION

In accordance with Rule 0-2(c) under the Act, Scott Couto states that all actions necessary to authorize the execution and filing of this Application by Fidelity Distributors Corporation have been taken, and that as President thereof, he is authorized to execute and file the same on behalf of Fidelity Distributors Corporation.

/s/ Scott Couto
Scott Couto	January 4, 2013
President

VERIFICATION

FIDELITY COMMONWEALTH TRUST

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Fidelity Commonwealth Trust, that he is the Secretary of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Scott C. Goebel
Scott C. Goebel	January 4, 2013
Secretary

VERIFICATION

FIDELITY MANAGEMENT & RESEARCH COMPANY

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Fidelity Management & Research Company, that he is Senior Vice President and General Counsel of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Scott C. Goebel
Scott C. Goebel	January 4, 2013
Senior Vice President and General Counsel

VERIFICATION

FIDELITY DISTRIBUTORS CORPORATION

The undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for and on behalf of Fidelity Distributors Corporation, that he is President of such entity and as such is authorized to sign this Application on its behalf, and that all actions taken by officers and other persons necessary to authorize deponent to execute and file such instrument have been taken.  Deponent further says that he is familiar with such instrument and its contents, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Scott Couto
Scott Couto	January 4, 2013
President

APPENDIX A – THE CURRENT FUND AND THE UNDERLYING INDEX

Fidelity Nasdaq Composite Index Tracking Stock seeks to provide investment returns that closely correspond to the price and yield performance of the Nasdaq Composite® Index (“Index”).  The Fund’s adviser, FMR, intends to use statistical sampling techniques to attempt to replicate the returns of the Index.  Statistical sampling techniques attempt to match the investment characteristics of the Index and the Fund by taking into account such factors as capitalization, industry exposures, dividend yield, price/earnings ratio, price/book ratio, and earnings growth.  The Fund invests at least 80% of its total assets in common stocks included in the Index.  The Index is a widely recognized, market capitalization-weighted index that is designed to represent the performance of Nasdaq securities and includes over 3,000 stocks.